SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
 (Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
 (Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No    ☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME João Mauricio Giffoni de Castro Neves
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo		6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	2	04.01.2005	06.30.2005	1	01.01.2005	03.31.2005
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 – PARTNER’S CPF (INDIVIDUAL TAX ID) 060.977.208-23

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2005	2 - PREVIOUS QUARTER 03/31/2005	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2004

Paid-in Capital
1 - Common	34,499,423	23,558,245	15,692,063
2 - Preferred	31,376,651	32,719,497	22,121,315
3 - Total	65,876,074	56,277,742	37,813,378
Treasury Stock
4 - Common	2,521	0	60,731
5 - Preferred	250,067	1,778,374	1,046,077
6 - Total	252,588	1,778,374	1,106,808

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 109 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01	05/31/2005	4,742,808	4	Company Merger	27	0.1481481000
02	05/31/2005	5,691,369	948,561	Capital Reserve	10,941,151	0.0866966000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 08/10/2005	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 06/30/2005	4 - 03/31/2005

1	Total Assets	28,549,766	21,056,145
1.01	Current Assets	1,925,076	121,225
1.01.01	Available funds	42,644	23
1.01.01.01	Cash and cash equivalents	42,644	23
1.01.02	Credits	988,540	6,550
1.01.02.01	Recoverable taxes	153,565	6,550
1.01.02.02	Securities	503,185	0
1.01.02.03	Unrealized gains on derivative operations	0	0
1.01.02.04	Clients	331,790	0
1.01.03	Inventories	525,294	0
1.01.03.01	Finished products	114,432	0
1.01.03.02	Work in progress	46,366	0
1.01.03.03	Raw materials	223,855	0
1.01.03.04	Production materials	84,485	0
1.01.03.05	Supplies and others	56,156	0
1.01.04	Other	368,598	114,652
1.01.04.01	Dividends and/or interest attributed to shareholders’ equity	0	113,622
1.01.04.02	Other assets	368,598	1,030
1.02	Long-term Receivables	2,871,901	760,868
1.02.01	Sundry credits	1,509,581	675,659
1.02.01.01	Compulsory and judicial deposits and tax incentives	295,201	45,343
1.02.01.02	Advances to employees for purchase of shares	131,051	135,949
1.02.01.03	Deferred income and social contribution taxes	1,083,329	494,367
1.02.02	Accounts receivables from related parties	821,798	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	821,798	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	540,522	85,209
1.02.03.01	Other assets	107,087	0
1.02.03.02	Property, machinery and equipment for sale	433,435	85,209
1.03	Permanent Assets	23,752,789	20,174,052
1.03.01	Investments	20,775,101	20,174,052
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in subsidiaries	20,763,689	20,104,018
1.03.01.02.01	Interest in subsidiaries	20,734,872	19,891,061
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	28,817	212,957
1.03.01.03	Other investments	11,412	70,034
1.03.02	Property, plant and equipment	2,468,718	0
1.03.03	Deferred charges	508,970	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 06/30/2005	4 - 03/31/2005

2	Total liabilities and shareholders’ equity	28,549,766	21,056,145
2.01	Current liabilities	5,380,065	3,920,424
2.01.01	Loans and financings	842,937	102,844
2.01.02	Debentures	0	0
2.01.03	Suppliers	271,243	5
2.01.04	Taxes, charges and contributions	337,501	0
2.01.04.01	Income and social contribution taxes	436	0
2.01.04.02	Other taxes, charges and contributions	337,065	0
2.01.05	Dividends payable	231,095	231,174
2.01.05.01	Dividends payable	8,740	8,714
2.01.05.02	Provision for interest attributed to shareholders’ equity	222,355	222,460
2.01.06	Provisions	0	0
2.01.06.01	Social and labor provisions	0	0
2.01.06.02	Statutory provision	0	0
2.01.07	Accounts payable to related parties	2,571,462	3,585,852
2.01.08	Other	1,125,827	549
2.01.08.01	Payroll, profit sharing and related charges	166,228	454
2.01.08.02	Other liabilities	630,636	0
2.01.08.03	Other liabilities	328,963	95
2.02	Long-term liabilities	5,815,737	146,188
2.02.01	Loans and financings	2,863,059	0
2.02.02	Debentures	0	0
2.02.03	Provisions	1,049,412	146,188
2.02.03.01	For contingencies	1,049,412	146,188
2.02.04	Accounts payable to related parties	1,480,753	0
2.02.05	Other	422,513	0
2.02.05.01	Sales tax deferrals	310,726	0
2.02.05.02	Other liabilities	111,787	0
2.03	Deferred income	152,820	0
2.05	Shareholders’ equity	17,201,144	16,989,533
2.05.01	Paid-in capital	5,691,369	4,742,804
2.05.02	Capital reserves	11,001,229	12,257,551
2.05.02.01	Advances for future capital increase	0	74,473
2.05.02.02	Premium on the placement of options to repurchase own shares	0	7,448
2.05.02.03	Goodwill on issuance of shares	0	0
2.05.02.04	Premium on share subscription	10,572,486	12,141,887
2.05.02.05	Premium on disposal of treasury stock	33,743	33,743
2.05.02.06	Subsidy for investments and fiscal incentives	395,000	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	275,365	61,206
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	224,992	224,992
2.05.04.02.01	For investments	224,992	224,992

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 06/30/2005	4 - 03/31/2005

2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(158,458)	(372,617)
2.05.04.07.01	Treasury stock	(158,458)	(372,617)
2.05.05	Accumulated profit / loss	233,181	(72,028)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - INCOME STATEMENT (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5 - 04/01/2004 to 06/30/2004	6 - 01/01/2004 to 06/30/2004

3.01	Gross sales and/or services	1,390,243	1,390,243	0	0
3.02	Gross sales deductions	(701,666)	(701,666)	0	0
3.03	Net sales and/or services	688,577	688,577	0	0
3.04	Cost of sales and/or services	(300,406)	(300,406)	0	0
3.05	Gross profit	388,171	388,171	0	0
3.06	Operating expenses/income	(77,760)	15,600	271,196	577,246
3.06.01	Selling	(112,431)	(112,431)	0	0
3.06.01.01	Marketing	(76,321)	(76,321)	0	0
3.06.01.02	Direct distribution	(36,110)	(36,110)	0	0
3.06.02	General and administrative	(104,160)	(106,627)	(1,951)	(14,928)
3.06.02.01	Administrative	(34,212)	(35,187)	207	(1,557)
3.06.02.02	Management fees	(1,731)	2,202	(2,041)	(3,486)
3.06.02.03	Provisions for contingencies	(24,076)	(24,076)	(117)	(9,885)
3.06.02.04	Depreciation, amortization and depletion	(44,141)	(49,566)	0	0
3.06.03	Financial	(313,454)	(331,120)	3,078	5,679
3.06.03.01	Financial income	193,420	160,294	11,888	22,145
3.06.03.02	Financial expenses	(506,874)	(491,414)	(8,810)	(16,466)
3.06.04	Other operating income	4,044	4,159	0	0
3.06.05	Other operating expenses	(21,053)	(46,044)	(23,273)	(46,004)
3.06.06	Equity in the results of subsidiaries	469,294	607,663	293,342	632,499
3.07	Operating income	310,411	403,771	271,196	577,246
3.08	Non-operating expense	(22,684)	(22,746)	0	0
3.08.01	Income	117	117	0	0
3.08.02	Expenses	(22,801)	(22,863)	0	0
3.09	Income before taxes/profit sharing	287,727	381,025	271,196	577,246

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs	Brazilian Corporate Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	June 30, 2005

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - INCOME STATEMENT (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5 - 04/01/2004 to 06/30/2004	6 - 01/01/2004 to 06/30/2004

3.10	Income and social contribution taxes	0	0	0	0
3.11	Deferred income and social contribution taxes	23,262	70,055	(5,107)	(4,939)
3.12	Statutory profit sharing/contributions	(5,780)	(1,622)	(1,028)	(2,236)
3.12.01	Profit sharing	(5,780)	(1,622)	(1,028)	(2,236)
3.12.01.01	Employees	(4,565)	(4,565)	0	0
3.12.01.02	Management	(1,215)	2,943	(1,028)	(2,236)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’equity	0	0	0	0
3.15	Net income for the period	305,209	449,458	265,061	570,071
	SHARES OUTSTANDING EX-TREASURY (in thousands)	65,623,486	65,623,486	36,706,570	36,706,570
	EARNINGS PER SHARE	0.00465	0.00685	0.00722	0.01553
	LOSS PER SHARE

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

Amounts in thousands of Brazilian Reais

1.	Operating activities

	a)	General considerations

Companhia de Bebidas das Américas - AmBev (the “Company” or “AmBev”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. There is also an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

	b)	Incorporation of Labatt Canada

On August 27, 2004, at an Extraordinary Shareholders’ Meeting, Company’s shareholders approved the conclusion of the transactions with InBev S.A. (“InBev”, former Interbrew S.A), announced on March 3, 2004. The alliance between AmBev and InBev includes the incorporation, by AmBev, of the operations of Labatt Brewing Company Limited (“Labatt Cánada”), by means of the wholly-owned subsidiary Labatt Holdings ApS (“Labatt ApS”), with headquarters in Denmark.

Considering that Labatt operations were consolidated only as from September 2004, the comparison of the quarter and semester ended on June 30, 2005 and the same periods in 2004 is harmed. The consolidated effect of Labatt ApS in AmBev’s consolidated income on June 30, 2005, is shown as follows:

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

	Quarter ended on June 30, 2005

Statements of income (loss)	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Net sales and/or services	1,096,502	—	1,096,502	—	1,096,502
Cost of sales	(360,310)	—	(360,310)	—	(360,310)

Gross profit	736,192	—	736,192	—	736,192
Operating income (expenses)	(488,471)	201,769	(286,702)	(155,703)	(442,405)
Operating profit	247,721	201,769	449,490	(155,703)	293,787
Non-operating profit	19,371	—	19,371	—	19,371
Provision for income tax	(111,389)	—	(111,389)	—	(111,389)

Net profit for the period	155,703	201,769	357,472	(155,703)	201,769

c)	Merger of subsidiary Companhia Brasileira de Bebidas (“CBB”)

In accordance with the Notice of Material Fact released on May 10, 2005, Company’s shareholders approved, in an Extraordinary Shareholders Meeting held on May 31, 2005, the merger of the subsidiary Companhia Brasileira de Bebidas (“CBB”).

Such merger aims at simplifying AmBev and its subsidiaries’ shareholding structure, as well as allow the amount of R$ 702,760 from the goodwill originally booked at AmBev, arising from the acquisition of CBB shares, attributed to the expectancy of future profitability, becomes, after the merger, fiscally amortized in up to ten (10) years, complying with tax legislation in force.

The effect at AmBev of the merger of CBB’s assets and liabilities, appraised at book value and, therefore, not impacting the Company’s income statement nor its shareholders’ equity, is presented as follows:

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

	Equity balances on May 31, 2005

	Before the merger				After the merger

	AmBev	CBB	Combined	Eliminations	AmBev

Current assets	200,972	2,076,503	2,277,475	(194,143)	2,083,332
Long-term assets	841,450	4,116,927	4,958,377	(1,907,867)	3,050,510
Investments	20,472,965	6,297,693	26,770,658	(5,984,731)	20,785,927
Property, plant and equipment	—	2,377,077	2,377,077	59,511	2,436,588
Deferred charges	67,406	75,214	142,620	375,777	518,397
Current liabilities	(400,998)	(2,688,140)	(3,089,138)	194,143	(2,894,995)
Long-term liabilities	(3,970,534)	(6,613,904)	(10,584,438)	1,887,103	(8,697,335)
Deferred income	—	—	—	(152,820)	(152,820)

Total net assets	17,211,261	5,641,370	22,852,631	5,723,027	17,129,604

As from June 1, 2005, AmBev’s statements of income incorporates the operating activities previously carried out and booked directly at CBB.

2.	Significant accounting practices

	a)	Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and income tax, and other similar provisions. Although they are the best estimates of management, actual data and values could differ from such estimates.

The accounting practices adopted in preparing the quarterly information are consistent with those adopted by the Company in preparing the financial statements for the year ended December 31, 2004.

The quarterly information and our financial statements prepared for the year ended December 31, 2004 should be read as a whole. Our statements of income for both the quarter and the semester ended on June 30, 2005 are not necessarily indicative of the income for the full year ending on December 31, 2005.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

b)	Consolidated financial statements

For the subsidiaries, the totality of assets, liabilities and results were consolidated, and the interest of minority shareholders in the shareholders’ equity and results for the year of subsidiaries is shown separately.

The balance of assets, liabilities, income and expenses arising from consolidated intercompany transactions were eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

c)	Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total ownership of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

Quilmes Industrial S.A. (“Quinsa”) has been acquiring its own shares, therefore changing the Company’s percentage of interest in Quinsa, which reached 55.2% as of June 30, 2005 (54.8% on March 31, 2005 and 51.0% on June 30, 2004). Such acquisitions generated a R$10,171 loss in the consolidated results on the quarter ended on June 30, 2005, recorded under “Loss of interest ownership in investees”, in “Other non-operating expenses”, because the amount paid was higher than the shares’ equity value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized over ten years, as from February 2003.

Quinsa’s controllers have the right to exchange their 373.5 million class A Quinsa shares for AmBev shares during specified periods each year starting as from April 2003, or at any time if there is a change in AmBev’s control structure. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev’s shares to be issued to Quinsa’s principal shareholders shall be determined by an agreed formula based on the two companies’ EBITDA.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

The net assets of Quinsa, main indirect subsidiary jointly with the Company, proportionally consolidated in the Company’s financial statements, are as follows (amounts equivalent to the indirect stake held by Ambev):

	06.30.05	03.31.05

Current assets	420,499	559,834
Long-term receivables	114,512	146,174
Permanent assets	1,004,676	1,121,926
Current liabilities	(308,744)	(353,341)
Long-term liabilities	(399,754)	(486,876)
Minority interest	(132,640)	(202,054)

Total net assets	698,549	785,663

Quinsa’s results, proportionally consolidated in the Company’s financial statements, are as follows for the quarters ended (amounts equivalent to the indirect stake held by Ambev):

	06.30.05	03.31.05

Net sales	231,760	219,453
Cost of sales	(106,007)	(106,963)

Gross profit	125,753	112,490
Operating expenses	(95,696)	(113,418)

Operating income (loss)	30,057	(928)
Non-operating income	(170)	622
Income tax provision	(11,333)	(5,899)
Profit sharing	(1,948)	(794)
Minority interest	(6,934)	(2,019)

Income (loss) for the period	9,672	(9,018)

d)	Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company’s consolidated financial statements, when applicable, except for the non-consolidated portion of operations with jointly-controlled subsidiaries (recorded based on the proportional consolidation method) and related parties.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries which are not subject to financial charges. Agreements involving the Company’s foreign subsidiaries are usually updated based on the U.S. dollar variation, plus interest varying between 1% and 10% per year.

3.	Other assets

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

Current assets
Deferred result of commodities swap and forward operations, net	163,104	—	166,417	77,665
Other accounts receivable	83,351	896	142,859	200,106
Prepaid expenses	121,217	134	160,503	233,818
Advances to suppliers	926	—	26,060	50,635

	368,598	1,030	495,839	562,224

Long term receivables
Long-term financial investments	—	—	59,994	80,489
Prepaid expenses	117,195	—	121,971	108,281
Other recoverable taxes and charges (*)	276,622	85,209	355,146	355,061
Surplus assets- Instituto AmBev	20,646	—	20,646	20,646
Other accounts receivable	18,972	—	41,009	43,608

	433,435	85,209	598,766	608,085

(*)

This includes IPI credits to zero rate, non-used, at the amount of R$ 171,518 in the Parent Company and R$ 228,056 in the consolidated income, for which a provision for total losses is being maintained, as mentioned in the explanatory note 9(b).

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

4.	Investment in direct subsidiaries

a)	Changes in investment and goodwill in subsidiaries

	Holdings in subsidiaries	Goodwill	Total

Balance on March 31, 2005	19,891,061	212,957	20,104,018
Dividends received and receivable	(77,619)	—	(77,619)
Equity income	469,294	—	469,294
Exchange variation of foreign subsidiary	(2,527)	—	(2,527)
Goodwill amortization	—	(17,336)	(17,336)
CBB Merger (note 1 (c))	477,013	(166,804)	310,209
Provision for unrealized profits in subsidiaries	(22,350)	—	(22,350)

Balance on June 30, 2005	20,734,872	28,817	20,763,689

b)	Goodwill and negative goodwill

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

Goodwill
Based on appreciation of fixed assets:
CBB (*)	—	144,579	—	144,579
Expectation of future profitability:
CBB (*)	—	702,760	—	702,760
Labatt Canada	—	—	16,677,719	16,677,719
Quinsa	—	—	1,123,224	1,123,224
Cympay	—	—	26,557	26,557
Embodom	—	—	220,008	220,008
Malteria Pampa	9,313	—	28,101	28,101
Pati do Alferes Participações S.A.	3,372		—	—
Indústrias Del Atlântico	—	—	5,116	5,116
Distribuidora Brakl	101,882	—	—	—
Distribuidora Ribeirão Preto	73,452	—	—	—
Distribuidora Jaguariúna	6,652	—	—	—
Cervejaria Miranda Corrêa S.A.	5,514	—	5,514	5,514
Labatt Canada subsidiaries	—	—	3,164,421	3,643,631
Quinsa and subsidiaries (proportionally consolidated)	—	—	484,686	554,318

Total goodwill	200,185	847,339	21,735,346	23,131,527
Accumulated amortization	(171,368)	(484,436)	(4,602,983)	(5,262,248)

Total goodwill, net	28,817	362,903	17,132,363	17,869,279

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

Negative goodwill, net
CBB (*)	—	(149,946)	—	(149,946)
Cervesursa	—	—	(15,405)	(15,917)
Incesa (proportionally consolidated)	—	—	(7,699)	(8,664)

Total negative goodwill, net	—	(149,946)	(23,104)	(174,527)

	28,817	212,957	17,109,259	17,694,752

(*)

As from CBB’s merger into AmBev, these amounts were reclassified to: (i) deferred assets, in the case of goodwill based on the expectation of future profitability; (ii) property, plant and equipment, in the case of goodwill based on appreciation of fixed assets; and (iii) deferred income, in the case of negative goodwill.

c)	Information on direct subsidiaries

	On June 30, 2005

	Sudeste	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares/quotas held (in thousands):
Common shares/quotas	827,786	0.3	6,510	602,467,646	1,000,017
Preferred shares	580,820	—	—	—	—

Total shares/quotas	1,408,606	0.3	6,510	602,467,646	1,000,017

Percentage of direct holding
In relation to preferred shares	90.3	—	—	—	—
In relation to common shares/quotas	68.7	99.7	50.0	50.7	100.0
In relation to total shares/quotas	76.2	99.7	50.0	50.7	100.0
Information on the financial statements of directly controlled subsidiaries:
Adjusted shareholders’ equity	1,602,656	476,580	1,228	1,214,016	14,173,946

Investment	1,221,471	475,104	614	615,396	14,173,946
Adjusted net income (loss) for the quarter ended on 06.30.2005	228,418	54,625	(1,294)	44,091	201,769

Equity income (loss) for the quarter (*)	15,614	80,884	(649)	(5,387)	201,769

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

c)	Information on direct subsidiaries

	On June 30, 2005

	Dahlen	BSA	Pepsi	Anep	Fratelli

Number of shares/quotas held (in thousands):
Common shares/quotas	480,000	31,595	77,084	669,019	90,100
Preferred shares
Total shares/quotas	480,000	31,595	77,084	669,019	90,100

Percentage of direct holding
In relation to common shares/quotas	100.0	100.0	99.5	100.0	100.0
In relation to total shares/quotas	100.0	100.0	99.5	100.0	100.0
Information on the financial statements of directly controlled subsidiaries:
Adjusted shareholders’ equity	28,642	10,333	240,987	377,952	35,817

Investment	28,642	10,333	239,780	377,952	35,817
Adjusted net income (loss) for the quarter ended on 06.30.2005	1,338	1,8	11,069	52,722	1,411

Equity income (loss) for the quarter (*)	180	1	(458)	4,674	876

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

c)	Information on direct subsidiaries

	On June 30, 2005

	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	CRBS

Number of shares/quotas held (in thousands):
Common shares/quotas	1,439,747	278	13,641	37	91	765,961
Preferred shares
Total shares/quotas	1,439,747	278	13,641	37	91	765,961

Percentage of direct holding
In relation to common shares/quotas	60.0	99.96	87.33	100.0	99.96	99.65
In relation to total shares/quotas	60.0	99.96	87.33	100.0	99.96	99.65
Information on the financial statements of directly controlled subsidiaries:
Adjusted shareholders’ equity	169,578	2,372,874	249,155	4,529	710,142	177,757

Investment	97,131	2,371,934	217,587	4,529	709,877	177,137
Adjusted net income (loss) for the quarter ended on 06.30.2005	(3,067)	(356,564)	(34,046)	(81)	(10,060)	(6,662)

Equity income (loss) for the quarter (*)	1,674	(59,127)	(5,864)	(155)	6,524	(8,699)

(*)	Equity income related to the investments held until May 31, 2005 by merged company CBB corresponds to the results recorded by these holdings in the month of June 2005.

Equity income in CBB was of R$ 237,437 in the quarter.

Investments balance on June 30, 2005 includes provision for unrealized profits in subsidiaries in the amount of R$ 22,350.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

d)	Main material indirect holdings in subsidiaries

	Total percentage of indirect holding - %

Name	06.30.05	03.31.05

Brazil
Eagle (ii)	—	100.0
IBA-Sudeste	—	99.3
Abroad
Quilmes Industrial S.A.	55.2	54.8
Jalua Spain S.A.	100.0	100.0
Lambic S.A. (ii)	—	87.3
Monthiers (i)	100.0	100.0
Aspen	100.0	100.0

(i)	Wholly-owned subsidiary of Jalua Spain S.A.
(ii)	As from CBB’s merger into AmBev, these companies were turned into direct holdings.

5.	Property, plant and equipment

	a)	Breakdown of property, plant and equipment

	Parent Company

	06.30.05			03.31.05

	Cost	Accumulated depreciation	Residual value	Residual value	Annual depreciation rates - %

Land	91,969	—	91,969	—
Buildings and constructions	1,249,547	(625,737)	623,810	—	4
Machinery and equipment	3,678,928	(3,083,818)	595,110	—	10 a 20
Offsite equipment	915,539	(402,689)	512,850	—	10 a 20
Other assets and intangibles	1,002,679	(528,586)	474,093	—	4 a 20
Constructions in progress	170,886	—	170,886	—

	7,109,548	(4,640,830)	2,468,718	—

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

	Consolidated

	06.30.05			03.31.05

	Cost	Accumulated depreciation	Residual value	Residual value	Annual depreciation rates - %

Land	304,804		304,804	332,142
Buildings and constructions	2,507,208	(892,406)	1,614,802	1,716,978	4
Machinery and equipment	7,769,650	(6,259,082)	1,510,568	1,520,597	10 to 20
Offsite equipment	1,541,436	(713,405)	828,031	832,711	10 to 20
Other assets and intangibles	1,277,971	(709,912)	568,059	578,953	4 to 20
Constructions in progress	396,674	—	396,674	416,959

	13,797,743	(8,574,805)	5,222,938	5,398,340

As of June 30, 2005, the Company and its subsidiaries held properties for sale, at the book value of R$ 107,087 in the parent company and of R$ 110,465 in the consolidated (R$ 110,015 in the consolidated on March 31, 2005), which are classified under long-term receivables, net of a provision for potential losses on realization, in the amount of R$ 60,527 (March 31, 2005 – R$ 60,527).

During the second quarter, a reversal of provision for losses on property, plant and equipment was recorded at the amount of R$ 19,254 as credit in the statement of income, under the “non-operating expenses” item, equivalent to CAN$ 10,114 in the item “Machinery and equipment”. This reversal is due to the revision of a provision formed in the occasion of the closing down of Labbatt’s Toronto plant, as announced on March 31, 2005. This reversal is recorded in the Company’s consolidated financial statements, in “Other non-operating expenses”.

b) Assets with restriction granted as collateral for loans

Due to bank loans taken by the Company and its subsidiaries, on June 30, 2005 there are properties, machineries and equipments which availability are restricted, with a total carrying amount of R$ 643,692 (March 31, 2005 - R$ 700,843). Such restriction has no impact on the use of such assets and on the Company’s operations.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

6.	Deferred charges

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

Cost
Pre-operating	155,826	—	86,138	225,966
Expenses with implementation and expansion	48,288	—	53,651	53,821
Goodwill - Future profitability (*)	811,857	—	956,436	109,097
Other	165,056	—	180,291	173,712

Total cost	1,181,027	—	1,276,516	562,596
Accumulated amortization	(672,057)	—	(696,246)	(262,336)

Net deferred charges	508,970	—	580,270	300,260

(*)

This refers to goodwill in the acquisition of subsidiaries, incorporated by the Parent Company, reclassified from “Investments” to “Deferred” and amortized based on future profitability. The increase in the quarter is due to the reclassification of R$ 702,760 related to CBB goodwill (see note 4 (b)).

7.		Loans and financing

				Parent company

				Current		Long term

Type	Final maturity	Annual interest rate	Currency	06.30.05	03.31.05	06.30.05	03.31.05

In Brazilian reais
ICMS sales tax incentives	June 2013	4.77%	R$	103,215	—	258,339	—
Investments in permanent assets	October 2009	TJLP + 3% to 4.5%	R$	112,953	—	214,673	—
Working capital	June 2005	102.5% to 103.9% CDI	R$	12,676	102,844	—	—
Raw material imports	December 2005	103.5% CDI	R$	209,862	—	—	—

				438,706	102,844	473,012	—

In foreign currency
Working capital	June 2006	2.5% to 4.33%	USD	346,630	—	—	—
Bond 2011	December 2011	10.5%	USD	6,049	—	1,175,200	—
Bond 2013	September 2013	8.75%	USD	35,285	—	1,175,200	—
Investments in permanent assets	January 2009	3.0% to 4.5%	UMBNDES	16,267	—	39,647	—

				404,231	—	2,390,047	—

Total				842,937	102,844	2,863,059	—

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

				Consolidated

				Current		Long term

Type	Final maturity	Annual interest rate	Currency	06.30.05	03.31.05	06.30.05	03.31.05

In Brazilian reais
ICMS sales tax incentives	June 2013	4.77%		106,909	122,912	266,578	270,963
Investments in permanent assets	October 2009	TJLP + 3.0 to 4.5%		112,953	141,243	214,673	241,416
Working capital/overdraft account	July 2005	102.5 to 103.9% CDI		209,861	502,338	—	—
Import financing	December 2005	103.5% CDI		12,676	—	—	—

				442,399	766,493	481,251	512,379

In foreign currency
Working capital	October 2008	2.5% to 10.39%	USD	703,191	582,692	21,154	—
Working capital	December 2005	BA + 0.45%	CAD	1,538,422	2,007,868	—	—
Working capital	November 2005	4.48%	ARS	18,861	53,176	—	—
Working capital	August 2005	16.06%	VEB	116,645	126,365	—	—
Working capital	June 2006	13.29%	DOP	35,533	27,513	—	16,288
Bond 2011	December 2011	10.5%	USD	6,049	48,030	1,175,200	1,333,100
Bond 2013	September 2013	8.75%	USD	35,285	5,718	1,175,200	1,333,100
Import financing	November 2011	4.85% to 6.5%	USD	48,533	73,340	77,295	3,918
Import financing	October 2005	8.13%	GTQ	43,147	49,508	—	—
Import financing	March 2009	13.5%	DOP	—	—	14,530	—
Investment in permanent assets	December 2011	6.5 to 8.3%	USD	56,522	63,135	263,289	429,478
Investment in permanent assets	January 2009	3.0 to 4.5%	UMBNDES	16,267	18,696	39,648	50,053
Senior Notes –A Series	July 2008	6.56%	USD	—	—	382,315	433,674
Senior Notes – B Series	July 2008	6.07%	CAD	—	—	95,762	110,265
Senior Notes – Brewers Retail	June 2011	7.5%	CAD	—	—	170,074	195,830
Other	September 2007	6.6%	USD	33,692	21,409	83,862	112,847

				2,652,147	3,077,450	3,498,329	4,018,553

Total				3,094,546	3,843,943	3,979,580	4,530,932

Abbreviations used:

•	USD – United Stated Dollar
•	CAD –Canadian Dollar
•	ARS –Argentinean Peso
•	VEB –Venezuelan Bolívar
•	DOP – Dominican Peso
•	GTQ – Quetzales (Guatemala)

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

•	TJLP - Long Term Interest Rate – corresponding to 9.75% on 03.31.05
•	ICMS - Value-added Tax on Sales and Services.
•	CDI - Bank Deposit Certificate – corresponding to 19.74% on 03.31.05
•	BA – Bankers Acceptance – corresponding to 2.65% on 06.30.05.
•	UM BNDES – Tax on BNDES financings, linked to a Currency Basket.

(a)	Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment (see note 5(b)). AmBev subsidiaries, except for North American operations, hold debt and raw materials purchase agreements secured by Ambev’s sureties and guarantees.

(b)	Maturities

As of June 30, 2005, consolidated balances of long term financings are due as follows:

2006	93,208
2007	448,575
2008	641,546
2009	50,573
2010 and on	2,745,678

3,979,580

(c)	ICMS sales tax incentives

Description	06.30.05	03.31.05

Current and long term balances	373,487	393,875
Financings	328,876	310,523

Deferral of taxes on sales	702,363	704,398

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually for a  ten-year period as from the original ICMS due date.

The remaining amounts refer to the “financed deferrals of ICMS” due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index. The total amount of R$ 328,876 (R$ 310,523 on March 31, 2005) includes an installment of R$ 18,150 (R$ 15,491 on March 31, 2005) recorded at current liabilities in the item “Other taxes, charges and contributions”.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

(d)	Notes issued on the international market - Bonds

CBB issued in September 2003 US$500 million in foreign securities (“Bond 2013”), with a guarantee from AmBev. These Notes incur 8.75% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. On August 10, 2004, the Company filed Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was filed at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

CBB issued in December 2001 US$500 million in foreign securities (“Bond 2011”), with a guarantee from AmBev. These Notes incur 10.5% interest p.a., amortized semi-annually as from June 2002, with final maturity in December 2011. The Company filed Bond 2011 with the SEC on October 4, 2002.

(e)	Labatt Canada

Effective May 25, 2004, Labatt Canada entered into a credit agreement in the amount of CAN$700,000 with a bank consortium and a final maturity date on December 12, 2005. The loans subject to the credit agreement bear interest at the bankers acceptance rate plus applicable margin, which has a ceiling of 0.9% per annum. On June 30, 2005, the bankers’ acceptance average rate on the debt stood at 2.65% p.a. and the applicable margin was 0.45% per annum.

Effective from December 12, 2002, Labatt Canada entered into a forward loan agreement at the amount of CAN$600,000 with syndicated banks. This agreement has two different parts: (a) a pre-approved line of credit for the utilization of funds when necessary of CAN$30,000; and (b) a forward loan of CAN$300,000 with semi-annual amortizations of CAN$50,000. On March 31, 2005 Labatt had recorded as liability: (i) CAN$105,000 referring to the portion used in the pre-approved line of credit; and (ii) two remaining installments of the loan, totaling CAN$100,000, with final maturity on December 12, 2005. The loans contracted under these two types incur interest at bankers acceptance’s rate plus the applicable margin, which has a ceiling of 1.0% per annum for the line of credit and 0.90% per annum for the forward agreement. On March 31, 2005, the bankers acceptance’s average rate on the debt was 2.7% per annum and the applicable margin was 0.60% per annum.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

Effective from July 23, 1998, Labatt Canada entered into a US dollar loan agreement in the amount of US$162,000 in Series A Bank Notes and CAN$50,000 in Series B Bank Notes (“Notes”), contracted from a group institutional investors. The Notes are subject to fixed interest rates at 6.6% p.a. over the portion in US dollars and at 6.1% p.a. over the Canadian dollars, expiring on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), company proportionally consolidated by Labatt Canada, entered into an agreement for a CAN$200,000 loan, by means of a Senior Notes (the “Notes”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and are due on June 15, 2011.

(f)	Contractual clauses

As of June 30, 2005, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

8.	Other liabilities

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

Current liabilities
Accounts payable to related parties	216,650	—	—	—
Deposits for containers	—	—	78,232	68,710
Provision for restructuring	—	—	131,798	186,945
Provision for income tax contingency	—	—	131,208	156,068
Marketing accounts payable	36,280	—	36,280	44,488
Deferred net income from commodities swap and forward operations	—	—	—	13,773
Other accounts payable	76,033	95	263,382	253,226

	328,963	95	640,900	732,210

Long term liabilities
Provision for health care benefits and other	82,202	—	611,994	711,270
Deferred income and social contribution taxes	29,064	—	100,292	77,901
Deferred net income from debt swap operations	—	—	69,905	87,027
Other accounts payable	521	—	54,074	58,454

	111,787	—	836,265	934,652

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

As announced on March 31, 2005, Labatt will be closing down its plant in Toronto as from November 4, 2005 due to Labatt’s current idle capacity in central Canada. As a result, Labatt provided in the first quarter of 2005: (i) CAN$ 31,700 (equivalent to R$ 60,713 on June 30, 2005 - recorded in the item “Provision for health care benefits and other” in Long-term liabilities) referring to the complement of the liabilities of benefits to employees; (ii) CAN$ 17,200 (equivalent to R$ 32,942 on June 30, 2005 – recorded in the item “Provision for restructuring” in Current liabilities) referring to the provision for employees’ lay off.

9.	Liabilities related to fiscal claims and provisions for contingencies

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

PIS and COFINS	333,771	55,440	360,387	389,445
ICMS and IPI	319,960	76,723	445,116	536,520
Income and social taxes contribution on net profits	44,727	56	68,555	71,928
Labor claims	246,499	8,539	367,371	333,752
Distributors’ and resellers’ claims	33,685	10	42,836	39,459
Other	70,770	5,420	112,208	123,013

	1,049,412	146,188	1,396,473	1,494,117

Abbreviations used:

PIS - Social Integration Program;
Cofins - Social Contribution on Revenue;
IPI – Excise Tax
ICMS - Value-added Tax on Sales and Services.

As of June 30, 2005, the Company and its subsidiaries have other ongoing lawsuits which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately  R$3,840,000 (March 31, 2005 – R$3,257,000), for which a provision has not been recorded.

During the first six months of 2005, the possible contingencies had an increase of approximately R$2,600,000, mainly due to new tax deficiency notices received by the Company and one of its subsidiaries, related to the understanding of the tax authorities about the Brazilian legislation which deals with taxation in Brazil of profits obtained by subsidiaries or associated companies set up outside the country.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

Based on the opinion of its external consultants, the Company understands that these tax deficiency notices were carried out based on a mistaken analysis of the legislation mentioned above, because, amongst other factors: (i) it considers the assumption of availability which did not exist in the legislation effective in the period referring to the tax deficiency notice; (ii) it does not consider the existence of an agreement to avoid double taxation, entered into between Brazil and Spain; and (iii) by mistake in the determination of the amounts supposedly due.

Based on the opinion of its external consultants, the Company did not make a provision in relation to tax deficiency notices received in the period, as well as the previous ones on the same issue totaling R$3,100,000, as it understood that they are not valid. However, as the legislation has not been evaluated in last resort on the account of the Judiciary, the Company, based on the opinion of its legal consultants considered the probability of loss as possible at the amount of R$2,000,000 and as remote at the amount of R$1,100,000.

Main liabilities related to fiscal claims and provisions for contingencies:

(a)	PIS and COFINS

(i)     PIS - The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues, as prescribed by current legislation.

(ii)     COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other revenues. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution, as prescribed by current legislation.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

(b)	ICMS and IPI Taxes

This provision relates mainly to challenges of zero-rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

Zero-rated IPI credits, which have not been used by the Company and its subsidiaries yet, totaling R$228,056 as of June 30, 2005, were recorded under “Other taxes and charges recoverable”, in long-term assets.

(c)	Income and Social Contribution Taxes on Net Profits (CSLL)

This provision relates substantially to the recognition of the deductibility of interest attributed to shareholders’equity in the calculation of CSLL for the year 1996.

(d)	Labor claims

This provision relates to claims from former employees. On June 30, 2005, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indexes, amounted to R$148,646 (March 31, 2005 - R$141,353).

(e)	Distributors’ and resellers’ claims

This provision relates mainly to contractual rescissions between the Company’s subsidiaries and certain distributors, due to the non-compliance, by the resellers, with the Company’s directives.

(f)	Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), to products and to suppliers.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

10.		Social programs

	a)	IAPP – Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by the IAPP. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended June 30, 2005, the Company and its subsidiaries made contributions of R$1,191 (June 30, 2004 - R$915) to IAPP.

The surplus of assets of IAPP is recorded by the Company in its consolidated financial statements under “Other assets - Surplus - Instituto AmBev”, in the amount of R$20,646 (R$20,646 on March 31, 2005), estimated as the present value of the future reduction in contributions, and considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP, and for which there was no use by means of the payment of social security benefits.

	b)	Medical assistance and other post-employment benefits provided directly by the Company

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Such benefits are not granted to new retirements. On June 30, 2005, the balance of R$82,086 (March 31, 2005 – R$80,319) was recorded in the Company’s consolidated financial statements under “Other liabilities” in long-term liabilities.

	c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation)

The Zerrenner Foundation’s chief objectives are to provide the sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, by virtue of the possibility of its use for other purposes not exclusivelly related to the payment of benefits.

11.		Shareholders’ equity

	a)	Changes in shareholders’ equity of the parent company

		Capital reserve

	Subscribed and paid-in capital	Goodwill reserve and future capital increase	Subsidy for investments and tax incentives	Legal reserve	Statutory reserve for investments	Treasury stock	Accumulated profits (losses)	Total

On March 31, 2005	4,742,804	12,257,551	—	208,831	224,992	(372,617)	(72,028)	16,989,533
Capital increase for CBB minority shareholders	4	—	—	—	—	—	—	4
Reserve capitalization	948,561	(948,561)		—	—	—	—	—
Share buyback	—	—	—	—	—	(25,298)	—	(25,298)
Incorporation of CBB treasury shares	—	—	—	—	—	(81,662)	—	(81,662)
Cancellation of treasury shares	—	(158,039)	—	—	—	158,039	—	—
Advance for future capital increase	—	7,328	—	—	—	—	—	7,328
CBB reserve reconstitution	—	(388,970)	388,970	—	—	—	—	—
Subsidy for investments and tax incentives	—	—	6,030	—	—	—	—	6,030
Transfer of shares to shareholders of the Plan	—	(163,080)	—	—	—	163,080	—	—
Net profit for the period	—	—	—	—	—	—	305,209	305,209

On June 30, 2005	5,691,369	10,606,229	395,000	208,831	224,992	(158,458)	233,181	17,201,144

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

b)	Subscribed and paid-in capital

On June 30, 2005, the Company’s capital in the amount of R$5,691,369, is represented by 65,876,074 thousand shares, being 34,499,423 thousand common shares and 31,376,651 thousand preferred shares, all of them non-par nominative shares.

On May 31, 2005, the Company increased its capital in 27 thousand common shares, in the amount of R$4,  related to the merger of CBB minority shareholders’ stake. Additionally, on the same date, the Company increased its capital issuing 10,941,151 thousand common shares, in the amount of R$948,561, through capitalization of premium reserve. Shareholders were entitled a share bonus at a rate of one common share for every five preferred and/or common shares held.

c)	Treasury shares

Changes in the Company’s treasury stock during the quarter ended June 30, 2005 were as follows:

Description	Number of preferred shares	Number of common shares

	(in thousands)	(in thousands)
Balance on March 31, 2005	1,626,480	—	(*)
Repurchases	40,585	2,521
CBB merger	151,894	—
Cancellation	(1,342,846)	—
Used for shareholders of the Plan	(226,046)	—

Balance on June 30, 2005	250,067	2,521	(*)

(*)	On June 30, 2005 the amount of R$158,458 (R$372,617, on March 31, 2005) is shown as a reduction of capital reserves.

12.	Stock ownership plan (“PLAN”)

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees. As defined in the By-Laws, the Plan is managed by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs for common or preferred shares, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased, which cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to the grant date, indexed to inflation up to the exercise date. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. Stock granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to buy them back based on the Plan’s provisions.

The beneficiaries of stock purchase rights are no longer entitled to finance the purchase of shares effective  2003. As of June 30, 2005, the outstanding balance of loans relating to the plans granted prior to that date totals R$133,073 (March 31, 2005 - R$141,783). The loans are collateralized by the financed shares.

Summary of stock option purchases movement in the quarter ended June 30, 2005 is as follows:

	Call options (in thousands)

	06.30.05	03.31.05

Balance of call options to be exercised at the beginning of the quarter	634,871	651,036
Movement occurred during the period
Exercised	(226,046)	—
Cancelled	(5,641)	(16,165)

Balance of call options to be exercised at the end of the quarter	403,184	634,871

13.		Treasury

	(a)	General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

(b)	Derivative instruments

The breakdown of outstanding mark-to-market derivatives exposure is as follows:

Description	06.30.05	03.31.05

Currency hedge
US$/R$	3,220,415	3,903,978
Peso/US$	82,264	119,979
CAD/US$	259,667	300,279
Interest rate hedge
Floating LIBOR vs. fixed LIBOR	24,679	55,990
Fixed Rate vs. Canadian Bankers Acceptance	724,291	966,652
CDI x Fixed Rate	(101,192)	—
Commodities hedge
Aluminum	80,900	118,419
Sugar	26,680	50,416
Wheat	3,259	485

	4,320,963	5,516,198

(i)	Currency and interest rate hedges

As of June 30, 2005, unrealized gains on variable earnings from derivative operations were limited to the lower between the instrument’s yield curve and their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the quarter ended on June 30, 2005, an additional gain of R$ 168,381 (March 31, 2005 - R$ 121,520), as presented below:

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

Financial instruments	Book Value	Market Value	Unrealized variable gains

Public bonds	116,100	130,817	14,717
Swaps“/”forwards	(630,606)	(531,191)	99,415
“Cross Currency Swap” Labatt Canada (*)	(80,491)	(26,242)	54,249

	(594,997)	(426,616)	168,381

(*)	Swaps for the conversion of Notes issued at fixed interest rates in US dollars to fluctuating interest rates in Canadian dollars.

(ii)	Commodities and currency hedges

These commodities operations were entered into to specifically mitigate Company’s exposure to fluctuations in the costs (in foreign currency) of raw materials to be acquired. Their net earnings, calculated at cost (equivalent to market value), are deferred and recognized in earnings when the products are sold.

During the year ended June 30, 2005, the effect relating to the commodities and currency hedges operations recorded in earnings as “Cost of goods sold” were:

Description	Net reduction (increase) in the cost of goods sold

Currency hedge	(47,894)
Hedge of aluminum	(141)
Hedge of sugar	1,727
Hedge of wheat and corn	(33)

(46,341)

On June 30, 2005, non-realized losses  at the  amount  of R$ 152,095  were  deferred, R$ 2,281 in “other assets” and R$ 154,376 in “other liabilities”, and will be recognized as a charge to the results, when the corresponding finished product sale is made.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

(c)	Financial liabilities

The Company’s financial liabilities, represented mainly by the Bonds and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indexes of each period.

Had the Company been able to use a method where its financial liabilities could be recognized at market values, it would have recognized an additional loss, before income and social contribution taxes, of R$ 513,536, on June 30, 2005, as presented in the chart below:

Financial liabilities	Book Value	Market Value	Unrealized gains (losses)

International financings (other Currencies) (iv)	3,081,532	3,081,532	—
Financings in Brazilian reais (iv)	212,121	212,121	—
BNDES/ FINEP/ EGF (iv)	393,958	393,958	—
Res. 63/ Compror 63	346,630	342,960	3,670
Bonds	2,391,734	2,846,195	(454,461)
Series A Notes (i)	382,315	406,605	(24,290)
Series B Notes (ii)	95,762	102,743	(6,981)
Private Notes (iii)	170,074	201,548	(31,474)

	7,074,126	7,587,662	(513,536)

(i)	Series A notes executed by Labatt Canada in US dollars.
(ii)	Series B notes executed by Labatt Canada in Canadian dollars.
(iii)	Corporate Security notes executed by Brewers Retail Inc. (“BRI”) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans which book value and market value are similar.

The criteria used to estimate the market value of the financial liabilities was carried out based on quotations of investment brokers, in quotations of banks which render services to AmBev and Labatt Canada and on the secondary market value of securities on the reference date of June 30, 2005, being of approximately 122.75% of face value for Bond 2011 and of 116.40% for Bond 2013. Prices of Series A Notes and Series B Notes of Labatt Canada were calculated based on the cash flow discounted at present value, using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

(d)	Financial income and expenses

	Parent Company		Consolidated

	06.30.05	06.30.04	06.30.05	06.30.04

Financial income
Net gains on derivative instruments	—	—	—	220,476
Exchange variation on financial investments	134,418	—	(30,129)	29,247
Financial income on cash equivalents	5,920	—	19,934	53,382
Financial charges on taxes, contributions and judicial deposits	670	1,151	(1,446)	7,383
Interest on stock owneship plan	3,357	10,666	3,030	5,708
Income and exchange variation on loans	46,298	—	—	—
Other	2,757	71	5,726	14,053

	193,420	11,888	(2,885)	330,249

Financial expenses
Exchange variation on loans	60,611	(31)	366,747	(254,586)
Net losses on derivative instruments	(181,256)	—	(388,858)	(91,527)
Financial charges on foreign currency loans	(23,795)	(4)	(129,637)	(114,345)
Financial charges on debt in Reais	(11,967)	—	(33,370)	(31,313)
Interest and exchange variation on loans	(322,900)	—	—	—
Taxes on financial transactions	(16,410)	(7,877)	(31,287)	(27,029)
Financial charges on contingencies and other	(11,157)	(898)	(14,113)	(11,377)
Other	—	—	(17,584)	(1,379)

	(506,874)	(8,810)	(248,102)	(531,556)

Financial result, net	(313,454)	3,078	(250,987)	(201,307)

(e)	Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company and its subsidiaries have not recorded significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the loan risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to realize financial assets and liabilities in the event of default.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

14.	Income and social contribution taxes on net income - CSLL

	a)	Reconciliation of consolidated Income Tax and CSLL expense with nominal rates

	Quarter ended

	06.30.05	06.30.04

Consolidated net income, before income tax and CSLL	741,802	304,328
Profit sharing and contributions	(26,481)	(24,778)

Consolidated net income, before income tax, CSLL and minority interest	715,321	279,550

Expense with Income Tax and CSLL at nominal rates (34%)	(243,209)	(95,047)
Adjustments to determine the actual rate:
Interest attributed to shareholders’equity	—	33,385
Income of foreign subsidiaries not subject to taxation	(167,451)	69,341
Equity gains in subsidiaries	13,317	11,246
Effect of non-deductible goodwill amortization	(1,900)	(4,158)
Provisions for income and social contribution taxes of previous years	12,567	—
Permanent additions, exclusions and other	(23,386)	(26,628)

Income Tax and CSLL expense	(410,062)	(11,861)

(b)	Breakdown of benefit (expense) of income tax and CSLL for the quarters ended:

	Parent Company		Consolidated

	06.30.05	06.30.04	06.30.05	06.30.04

Current	—	—	(283,198)	(37,505)
Deferred	23,262	(5,107)	(126,864)	25,644

Total	23,262	(5,107)	(410,062)	(11,861)

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

(c)	Breakdown of deferred taxes

	Parent Company		Consolidated

	06.30.05	03.31.05	06.30.05	03.31.05

Long term receivables
Tax losses carryforwards	435,769	408,278	1,067,162	1,199,622
Temporary differences:
Non-deductible provisions	356,800	49,704	466,814	499,285
Provision of interest attributed to shareholders’ equity	73,752	-	73,752	84,893
Provision for losses on tax incentives	12,065	—	19,680	19,680
Provision for restructuring	—	—	55,317	99,950
Provision for health care benefits	27,949	—	200,340	128,791
Other	176,994	36,385	200,437	168,515

	1,083,329	494,367	2,083,502	2,200,736

Long-term liabilities
Temporary differences
Accelerated depreciation			67,747	43,633
Other	29,064	—	32,545	34,268

	29,064	—	100,292	77,901

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred Income Tax and CSLL on tax losses is as follows:

Nominal amounts

(millions of reais)
2006	47
2007	96
2008	136
2009	187
2010	229
2011	280
2012	92

1,067

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

The asset recorded is limited to the amounts for which an offset is considered probable as supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that tax loss carryforwards is limited to 30% of pre-tax income for the year, under Brazilian tax laws.

Deferred income tax asset as of June 30, 2005 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of June 30, 2005 will be realized by the fiscal year 2008. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the estimates.

Since the income and social contribution taxes derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

15.	Commitments with suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2005 and 2006, already contracted on June 30, 2005 totaling approximately R$1,167,000 and R$870,000, respectively.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

16.	Other operating income (expenses), net

	Parent Company		Consolidated

	06.30.05	06.30.04	06.30.05	06.30.04

Operating income
Equity in results and gains from subsidiaries	—	—	39,168	33,076
Exchange variation on investments abroad	—	—	94,204	84,864
Other operating income	4,044	—	34,307	2,364
Taxes and contributions recovered	—	—	—	6,257

	4,044	—	167,679	126,561

Operating expenses
Goodwill amortization	(17,336)	(21,287)	(333,975)	(70,522)
Exchange variation on investments abroad	(2,527)	—	—	—
Other taxes	(22)	—	(271)	(27,842)
Other operating expenses	(1,168)	(1,986)	(15,450)	(8,454)

	(21,053)	(23,273)	(349,696)	(106,818)

Other operating income (expenses), net	(17,009)	(23,273)	(182,017)	19,743

17.	Other non-operating income (expenses), net

	Parent Company		Consolidated

	06.30.05	06.30.04	06.30.05	06.30.04

Non-operating income
Disposal of property, plant and equipment	81	—	8,730	5,834
Sale of investments –FINAM shares	5	—	—
Gain of interest ownership in investees	—	—	—	1,127
Other non-operating income	31	—	4,124	6,001

	117	—	12,854	12,962

Non-operating expenses
Provision for losses on unrealized profits from subsidiaries	(22,350)	—	—	—
Reversal of provisions	—	—	19,254	—
Provision for losses on property for sale	—	—	—	(2,185)
Loss of interest ownership in investees	—	—	(10,171)	(19,433)
Cost of property sold	(248)	—	(9,066)	(16,132)
Other non-operating expenses	(203)	—	(3,414)	(1,391)

	(22,801)	—	(3,397)	(39,141)

Other non-operating income (expenses), net	(22,684)	—	9,457	(26,179)

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

18.	Insurance

As of June 30, 2005 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

19.	Subsequent events

a)	Merger of controlling shareholder

On July 28, 2005, at the Extraordinary Shareholders Meeting, the Company shareholders approved the merger of its controlling company InBev Holding Brasil S.A. (“InBev Brasil”), in accordance to the Relevant Fact released on July 28, 2005.

Such merger aims at the simplification of the corporate structure of which InBev Brasil, AmBev and its controlled companies are a part, and will result in financial benefits to AmBev, and consequently to its shareholders and to InBev Brasil’s shareholders, as demonstrated below:

a)

The premium originally registered by InBev Brasil and based on the expectation of future profitability of AmBev, resulting from (i) the acquisition of AmBev’s shares due to the mandatory tender offer whose auction took place on March 29, 2005, in the amount of R$1,351,102; and (ii) the transfer to the capital stock of InBev Brasil of shares previously held by Interbrew International B.V. (“IIBV”), in the amount of R$7,159,056, will be, following the Merger, amortized by AmBev for tax purposes in up to 10 (ten) years, all according to the applicable tax legislation and with no impact on the flow of AmBev’s dividends.

b)

InBev Brasil, complying with Instruction 349 of the Brazilian Securities and Exchange Commission (“CVM”), will constitute a provision amounting to the difference between the amount of goodwill and the tax benefit in connection to its amortization, previously to the merger, transferring to AmBev only the asset corresponding  to the tax benefit, deriving from the fact that its amortization is deductible, for tax purposes, and that this provision will be reversed in the same proportion that the goodwill is amortized by AmBev.

c)

The special premium reserve to be created, in AmBev, as a result of the Merger, pursuant to paragraph 1 of Article 6 of CVM’s Normative Ruling No. 319/99, will be, at the end of each fiscal year – and to the extent that AmBev’s tax benefit resulting from the amortization of the premium represents an actual decrease of the tax paid by AmBev – capitalized in AmBev to the advantage of InBev Brasil’s shareholders, without detriment of the preemptive right of AmBev’s other shareholders in the subscription of the capital increase resulting therefrom, all according to the head and paragraphs one and two of Article 7 of CVM’s Normative Ruling No. 319/99.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

	d)	InBev S.A/N.V., InBev Brasil’s controller, undertook, on its behalf and on behalf of its direct or indirect controlled companies, to capitalize only seventy per cent (70%) of the amount of the special premium reserve to which it would be entitled at the end of each fiscal year, calculated in accordance with item III of Article 6 of CVM’s Normative Ruling No. 319/99, subject to the limit of the actual decrease of taxes paid by AmBev mentioned above. An amount equivalent to the thirty per cent (30%) non-capitalized balance of the reserve that shall benefit AmBev and its shareholders, will, taking into account AmBev’s best interests, and whenever possible, be distributed to AmBev’s shareholders as dividends or as interest on net equity.

e)

The contingency provisions of PIS and COFINS in the amount of R$10,180, related to a judicial discussion regarding the enlargement of the calculation basis of such contributions that appear in InBev Brasil’s Balance Sheet drawn as May 31, 2005, due to the fact that they refer to tax liabilities that have reasonable probability of not being paid, will be accounted, inflation adjusted, against the special premium reserve referred to above. If AmBev is driven to proceed with payment of the contributions during the eligibility period of the premium, due to a final court decision, the benefit to be capitalized in favor of InBev Brasil’s current shareholders, as described in item (b) above, will be reduced in an amount equivalent to the inflation adjusted amount of the contributions effectively paid. In turn, if such liabilities are not object of a final court decision until the moment of the last capitalization to be made in favor of InBev Brasil’s shareholders, an amount equivalent to the amount of such liabilities, inflation adjusted, will be reduced from the amount to be capitalized.

b)	Ownership increase in QIB

On August 4, 2005, Company announced that Quinsa will purchase from Beverage Associates (BAC) Corp. (“BAC”) the 5.32% equity interest that BAC held in one of Quinsa’s subsidiary, QIB. The purchase price for the QIB shares will be determined pursuant to a formula that calculates the value of QIB based on its audited financial statements for the year ended December 31, 2005. Under this formula, QIB will be valued at 6 times QIB’s 2005 EBITDA less QIB’s net debt as of December 31, 2005. The estimated purchase price is $110 million.

Upon completion of this transaction, AmBev total equity interest in QIB (directly and through its stake in Quinsa) will be of 58.7%.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

04.01 – NOTES TO THE FINANCIAL STAMENTS

In addition, BAC and AmBev have agreed to implement the following changes in connection to the amount that AmBev will pay BAC in the event that Quinsa’s Class A shares owned by BAC are exchanged into shares of AmBev: (i) BAC’s stake in Quinsa will be calculated as if all shares of Quinsa that belong to persons other than AmBev or BAC had been repurchased by Quinsa prior to the exercise of the put/call option; Quinsa’s net debt considered in the put/call option formula will then be adjusted to reflect such hypothetical repurchase; and (ii) AmBev will pay BAC an additional consideration in cash equal to QIB’s 2005 EBITDA multiplied by 0.0638544.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

AMBEV REPORTS SECOND QUARTER 2005 RESULTS

São Paulo, August 10, 2005 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the second quarter 2005 (2Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – non-alcoholic, non-carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s average 55.2% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and

•	North America: representing the operations of the Canadian franchise Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the second quarter 2004 (2Q04).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA reached R$1,418.2 million (+92.9%); EBITDA margin reached 38.3% (+460 bps).

•	Solid growth in volumes and net revenues per hectoliter in Brazili; total net revenues of this business unit grew by 23.1%.

•	HILA’s sales volumes increased by 11.5%; in June AmBev reached its all time high market share in Venezuela, of 14.5%.

•	Labatt’s EBITDA margin reached 35.0%; EBITDA was of R$384.1 million (CAD$198.2 million).

•	Earnings before goodwill per share increased by 27.8%, reaching R$9.74.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Financial Highlights – AmBev Consolidated R$ million	2Q05	2Q04	% Change

Net revenues	3,704.3	2,181.7	69.8%
Gross profit	2,346.2	1,248.1	88.0%
EBIT	1,160.7	530.6	118.7%
EBITDA	1,418.2	735.1	92.9%
Net income	305.2	265.1	15.1%
No. of shares outstanding* (millions)	65,623.5	44,047.9	49.0%
EPS* (R$/000 shares)	4.65	6.02	-22.7%
EPS excl. goodwill amortization* (R$/000 shares)	9.74	7.62	27.8%
EPS* (US$/ADR)	1.88	1.97	-5.0%
EPS excl. goodwill amortization* (US$/ADR)	3.93	2.50	57.1%

*Number of shares outstanding and EPS for 2Q04 were adjusted for the stock bonus of 05/31/05.

Notes:
(1) Average exchange rates between Reais and US Dollars used for 2Q05 and 2Q04 were R$2.48/US$and R$3.05/US$, respectively.
(2) The average exchange rate between Reais and Canadian Dollars used for 2Q05 were de R$1.99/CAD$
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) The number of outstanding shares in 2Q04 was adjusted for common stock bonus, which took place on 5/31/05, to ensure consistency in the comparison to EPS in 2Q05.
(5) Values may not add up due to rounding.

Message from AmBev Management

Second quarter results confirm our enthusiasm on the positive outlook for AmBev in 2005. The Company reached a 92.9% growth in its consolidated EBITDA and a 15.1% increase in its net income. All our three business units delivered a promising performance.

The strong growth in sales volumes, both in beer and soft drinks, was the highlight of Brazilian operations. In our beer business, we emphasize the merits of our sales and marketing team, which maintained, for the first time, our market share stable after a price increase. Commenting on AmBev’s performance in Brazil, Luiz Fernando Edmond, General Executive Officer for Latin America, affirmed: “The combination of a favorable economic environment with the great dedication of all our AmBev team brought impressive results to the Company in the second quarter”.

In our operations in Hispanic Latin America we have reached several important achievements. Among them we highlight the 34.5% increase in volumes in Venezuela, where we reached our all time high market share, of 14.5%, as well as the highly expected Brahma’s launch in Peru. “The beer markets in Latin American are among the world’s most attractive ones. We are currently the leaders in the South of the continent, and we reaffirm our vision of reaching throughout the next years the same performance in the other Latin American countries”, said Juan Vergara, Executive Officer for Hispanic Latin America.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

In North America we remain dedicated to improving our knowledge and understanding of the Canadian consumer. We are continually fine tuning and enhancing our strategy to enable Labatt to overcome the challenging competitive environment in Canada. Meanwhile, the implementation of Zero Based Budgeting at Labatt continues at full speed, ensuring that all cost reduction opportunities envisaged are captured. Carlos Brito, General Executive Officer for North America, commented “We face a tough competitive scenario in Canada. I know I can count on Labatt’s highly qualified and motivated team to be a competitive advantage in this market.”

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$3,704.3 million	Total: R$1,418.2 million

AmBev Brazil

The AmBev Brazil business unit reached EBITDA of R$942.9 million (+48.4%), representing 66.5% of AmBev’s consolidated EBITDA.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

	Beer				CSD & Nanc				Malt and By-products				Total
Brazil Results
R$ million	2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.

Volume (‘000 hl)	13,889	12,148	14.3%		4,500	4,087	10.1%		n.a	n.a	n.a		18,389	16,235	13.3%
Net Revenue	1,777.6	1,425.9	24.7%		375.5	315.4	19.1%		45.1	44.2	2.1%		2,198.3	1,785.5	23.1%
Net Revenue/hl	128.0	117.4	9.0%		83.5	77.2	8.2%		n.a	n.a	n.a		119.5	110.0	8.7%
COGS	(577.0)	(531.7)	8.5%		(197.4)	(180.2)	9.6%		(21.3)	(21.6)	-1.1%		(795.8)	(733.4)	8.5%
COGS/hl	(41.5)	(43.8)	-5.1%		(43.9)	(44.1)	-0.5%		n.a	n.a	n.a		(43.3)	(45.2)	-4.2%
Gross Profit	1,200.6	894.2	34.3%		178.1	135.2	31.7%		23.8	22.7	5.1%		1,402.6	1,052.1	33.3%
Gross Margin	67.5%	62.7%	480	bps	47.4%	42.9%	450	bps	52.7%	51.2%	150	bps	63.8%	58.9%	490	bps
SG&A	(529.2)	(496.6)	6.6%		(92.0)	(82.1)	12.1%		(0.8)	(0.8)	-1.0%		(622.0)	(579.5)	7.3%
% of Net Revenue	-29.8%	-34.8%	510	bps	-24.5%	-26.0%	150	bps	-1.8%	-1.8%	10	bps	-28.3%	-32.5%	420	bps
EBIT	671.5	397.6	68.9%		86.1	53.2	61.9%		23.0	21.8	5.3%		780.5	472.6	65.1%
EBIT Margin	37.8%	27.9%	990	bps	22.9%	16.9%	610	bps	50.9%	49.4%	160	bps	35.5%	26.5%	900	bps
EBITDA	798.6	524.8	52.2%		121.3	88.7	36.8%		23.0	21.8	5.3%		942.9	635.4	48.4%
EBITDA Margin	44.9%	36.8%	810	bps	32.3%	28.1%	420	bps	50.9%	49.4%	160	bps	42.9%	35.6%	730	bps

Beer Brazil

Net Revenues

Net revenues for the Beer Brazil operation reached R$1,777.6 million in 2Q05 (+24.7%). This increase was a consequence of both stronger sales volumes and higher revenues per hectoliter.

Beer sales volumes, as previously disclosed by the Company, reached 13.9 million hectoliters (+14.3%). This result reflects the Brazilian market’s expansion (of 9.6% in 2Q05) and AmBev’s higher average market share (2Q05: 68.2%; 2Q04:  65.9%), both information estimated by ACNielsen. In the month of June, when the last ACNielsen’s research was carried out, AmBev’s market share totaled 67.9%.

Due to the excellent results reached in the first half of the year, the Company reviewed its volume growth estimates for 2005 to 6% (previously the estimate was 5%). In the month of July, sales volumes increased by 2.7% in the y-o-y comparison.

Revenues per hectoliter in beer were R$128.0, up 9.0% q-o-q. The main factors explaining this increase were the several price repositioning initiatives carried out throughout 2004, as well as the 5% average adjustment implemented in December. In addition to price repositioning, the following factors also contributed to the evolution of revenues per hectoliter: (i) larger share of the direct distribution channel in the sales mix (2Q05: 45.3%; 2Q04: 38.3%; 1Q05: 44.8%); and (ii) the good performance of the Company’s premium products portfolio, pointing out the volume growth of Original (+48.2%), Bohemia (+26.4%) and Skol Beats (+24.4%) brands. When compared to 1Q05, revenues per hectoliter went down 0.4%, which is explained by ICMS (State Value-Added Tax) adjustments held by some state governments.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$577.0 million in 2Q05 (+8.5%). Despite this growth, COGS per hectoliter had a 5.1% drop (2Q05: R$41.5; 2Q04: R$43.8), which was possible due to a continuous achievement of industrial efficiencies, as well as to the high growth of sales volumes, which engendered a significant dilution of the fixed production costs structure. When compared to 1Q05, COGS per hectoliter increased by 3.0%, explained by the lower sales volume in 2Q05 and the higher exchange rate implicit in hedging contracted by AmBev.

According to policy of minimizing volatility in profits, AmBev entered into hedging agreements during the months of July and August to cover the exchange rate exposure of its production costs for the first five months of 2006. The exchange rate implicit in the hedging agreements is R$2.55/US$ for 1Q06 and R$2.57/US$ for April and May.

Gross Profit

Gross profit for Beer Brazil summed up R$1,200.6 million (+34.3%). Gross margin was 67.5%, an increase of 480 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$529.2 million (+6.6%).

Sales and marketing expenses totaled R$172.7 million (-5.7%). This result reinforces AmBev’s commitment to maintain Sales and Marketing expenses stable in nominal terms in 2005, contributing to the operation’s profitability growth. It is worth pointing out that the control of sales and marketing expenses has not been achieved at the expense of the investments necessary to the Company’s brands health, but by means of Zero Based Budgeting procedures.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Direct distribution expenses reached R$165.6 million (+16.6%), resulting from AmBev’s higher sales volume and the increase in the participation of this channel to 45.3% of the sales mix. Higher volumes, however, caused a 13.8% decrease in direct distribution expenses per hectoliter (2Q05: R$26.3; 2Q04: R$30.6).

Beer Brazil administrative expenses totaled R$102.3 million (+12.1%). Among the factors that contributed to this increase, the non-recurring expenses related to projects developed by the Company, such as its ERP system upgrade and the process of adequacy to the Sarbanes Oxley Act requirements can be pointed out.

Depreciation and amortization expenses related to SG&A totaled R$88.5 million (+10.6%).

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$671.5 million (+68.9%). EBIT margin increased by 990 basis points, reaching 37.8%.

EBITDA for Beer Brazil amounted to R$798.6 million (+52.5%), and the margin on net revenues stood at 44.9% (+810 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business reached net revenues of R$375.5 million (+19.1%), pushed mainly by sales volume growth and also net revenues per hectoliter.

CSD & Nanc sales volumes grew 10.1%. According to ACNielsen, the soft drink market had a 4.9% growth, while AmBev’s market share stood relatively stable (2Q05:16.4%; 2Q04: 16.8%). The Company believes that the market growth has been higher than the one estimated by ACNielsen.

The increase in net revenues per hectoliter (2Q05: R$83.5; 2Q04: R$77.2) reflects AmBev’s sales team effort to reduce the price gap between our product portfolio and the market leader’s. The Company has been successfully implementing in the soft drink operation the price management tools developed in the beer operations. The good results reached so far reinforce AmBev’s confidence in the power of its brands and in the capacity of its sales team.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

COGS

COGS for CSD & Nanc reached R$197.4 million (+9.6%). Higher industrial efficiency, as well as sales volume growth, leading to a dilution of the fixed cost structure, allowed the Company to reach a 0.5% drop in COGS per hectoliter (2Q05: R$ 43.9; 2Q04: R$ 44.1). Compared to 1Q05, CPV per hectoliter fell 0.3%.

Following a policy of volatility minimization of its profits, AmBev contracted along the months of July and August hedging for the exchange exposure coverage of its production costs for the first five months of 2006. The exchange rate implicit in the contracted hedging is R$2.55/US$ for 1Q06 and R$2.57/US$ for April and May.

Gross Profit

Gross profit in the CSD & Nanc business totaled R$178.1 million (+31.7%), while the gross margin expanded by 450 basis points to 47.4%.

SG&A

SG&A expenses for CSD & Nanc operation amounted to R$92.0 million (+12.1%).

Sales and marketing expenses added up to R$21.2 million (+8.3%). These increased expenses reflect AmBev’s efforts in enhancing the health of its brands. It is worth mentioning that, although higher than accumulated inflation over the past 12 months, the sales and marketing expenses increase was lower than the increase in net revenues, contributing to expand the operation profitability.

Direct distribution expenses reached R$38.3 million (+18.6%), resulting from a 18.7% growth in volumes sold through the Company’s own structure (56.2% of the total). Different from the beer segment, in which increased volume helped to reduce direct distribution expenses per hectoliter, CSD & Nanc business had its expenses practically stable (2Q05: R$15.13; 2Q04: R$15.15). This is explained by a higher share of the on premise channel in the direct distribution sales mix, which generates higher costs than off-premise channels (supermarkets). Nevertheless, it is worth highlighting that higher sales prices in the on-premise channels more than compensate for the increase in service costs.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

CSD & Nanc administrative expenses totaled R$4.0 million (+21.4%). This increase is due to the pro rata allocation to CSD & Nanc business of non-recurrent expenses referring to projects developed by the Company, such as the ERP system upgrade and the process of adequacy to the requirements of Sarbanes Oxley Act.

Depreciation and amortization expenses related to SG&A amounted to R$28.6 million (+6.2%).

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$86.1 million (+61.9%). EBIT margin grew 610 basis points, reaching 22.9%.

EBITDA for CSD & Nanc reached to R$121.3 million (+36.8%), and its margin increased by 420 basis points to 32.3%.

Malt and By-Products

Net Revenues from sales of malt and by-products to third parties reached R$ 45.1 million (+2.1%). EBIT and EBITDA for the operation were R$ 23.0 million (+5.3%).

Hispanic Latin America – HILA

HILA business reached EBITDA of R$91.2 million (-8.6%), representing 6.4% of Ambev’s consolidated EBITDA. In spite of the good performance of HILA’s various operations, the significant devaluation of currencies such as the Argentinean Peso (-18.3%), the Boliviano from Bolivia (-20.5%) and the Guarani from Paraguay (-24.5%) against the Brazilian Real negatively impacted the conversion of results into the Brazilian currency.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

	Quinsa				HILA-ex				Total
HILA Consol. Results
R$ million	2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.

Volume (‘000 hl)	4.690	4.106	14,2%		1.518	1.460	4,0%		6.208	5.566	11,5%
Net Revenue	231,8	219,5	5,6%		177,7	176,8	0,5%		409,5	396,3	3,3%
Net Revenue/hl	89,4	105,1	-14,9%		117,1	121,1	-3,3%		99,7	111,7	-10,8%
COGS	(106,0)	(107,0)	-0,9%		(96,1)	(93,3)	3,0%		(202,1)	(200,2)	0,9%
COGS/hl	(40,9)	(51,2)	-20,1%		(63,3)	(63,9)	-0,9%		(49,2)	(56,4)	-12,9%
Gross Profit	125,8	112,5	11,8%		81,7	83,5	-2,2%		207,4	196,0	5,8%
Gross Margin	54,3%	51,3%	300	bps	45,9%	47,2%	-130	bps	50,7%	49,5%	120	bps
SG&A	(67,3)	(62,9)	7,1%		(92,5)	(75,1)	23,1%		(159,8)	(138,0)	15,8%
% of Net Revenue	-29,0%	-28,7%	-40	bps	-52,0%	-42,5%	-950	bps	-39,0%	-34,8%	-420	bps
EBIT	58,4	49,6	17,8%		(10,8)	8,4	n.s.		47,6	58,0	-17,9%
EBIT Margin	25,2%	22,6%	260	bps	-6,1%	4,7%	n.s.		11,6%	14,6%	-300	bps
EBITDA	82,8	77,5	6,8%		8,3	22,3	-62,5%		91,2	99,8	-8,6%
EBITDA Margin	35,7%	35,3%	40	bps	4,7%	12,6%	-790	bps	22,3%	25,2%	-290	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa
AmBev’s average stake in Quinsa was 55.2% in 2Q05 (2Q04: 50.9%), and generated EBITDA of R$82.8 million (+6.8%) for the Company.

	Beer				CSD				Total
Quinsa Results
R$ million	2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.

Volume (‘000 hl)	3.020	2.760	9,4%		1.670	1.346	24,1%		4.690	4.106	14,2%
Net Revenue	169,1	164,9	2,6%		62,6	54,5	14,8%		231,8	219,5	5,6%
Net Revenue/hl	101,4	117,5	-13,7%		67,9	79,7	-14,8%		89,4	105,1	-14,9%
COGS	(62,6)	(69,6)	-10,0%		(43,4)	(37,3)	16,2%		(106,0)	(107,0)	-0,9%
COGS/hl	(37,5)	(49,6)	-24,3%		(47,0)	(54,6)	-13,9%		(40,9)	(51,2)	-20,1%
Gross Profit	106,5	95,3	11,8%		19,3	17,2	11,9%		125,8	112,5	11,8%
Gross Margin	63,0%	57,8%	520	bps	30,7%	31,5%	-80	bps	54,3%	51,3%	300	bps
SG&A	(50,9)	(47,1)	7,9%		(16,4)	(15,7)	4,4%		(67,3)	(62,9)	7,1%
% of Net Revenue	-30,1%	-28,6%	-150	bps	-26,2%	-28,9%	260	bps	-29,0%	-28,7%	-40	bps
EBIT	55,6	48,2	15,5%		2,8	1,5	93,0%		58,4	49,6	17,8%
EBIT Margin	32,9%	29,2%	370	bps	4,5%	2,7%	180	bps	25,2%	22,6%	260	bps
EBITDA	75,6	71,3	5,9%		7,3	6,2	17,8%		82,8	77,5	6,8%
EBITDA Margin	44,7%	43,3%	140	bps	11,6%	11,3%	30	bps	35,7%	35,3%	40	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa Beer
Quinsa beer operations recorded EBITDA of R$75.6 million (+5.9%). As already mentioned, the conversion into Real dimmed the excellent operating result reached (total EBITDA of Quinsa beer operations increased 22.3% in US dollars).

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Quinsa Soft Drinks
Quinsa soft drinks operations reached EBITDA of R$7.3 million (+17.8%). The highlights in soft drinks were the strong volume growth (+24.1%) and price repositioning in Argentina.

HILA-ex Quinsa
AmBev’s operations in Northern Latin America (HILA-ex) generated EBITDA of R$8.3 million (-62.5%).

	Beer				CSD				Total
HILA-ex Results
R$ million	2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.		2Q05	2Q04	% Chg.

Volume (‘000 hl)	749	559	33.9%		768	900	-14.7%		1,518	1,460	4.0%
Net Revenue	100.2	99.4	0.8%		77.6	77.4	0.1%		177.7	176.8	0.5%
Net Revenue/hl	133.7	177.6	-24.7%		100.9	86.0	17.3%		117.1	121.1	-3.3%
COGS	(53.3)	(47.6)	12.1%		(42.7)	(45.7)	-6.5%		(96.1)	(93.3)	3.0%
COGS/hl	(71.2)	(85.1)	-16.3%		(55.6)	(50.8)	9.6%		(63.3)	(63.9)	-0.9%
Gross Profit	46.8	51.8	-9.5%		34.8	31.7	9.7%		81.7	83.5	-2.2%
Gross Margin	46.8%	52.1%	-530	bps	44.9%	41.0%	390	bps	45.9%	47.2%	-130	bps
SG&A	(56.2)	(50.4)	11.4%		(36.3)	(24.7)	46.8%		(92.5)	(75.1)	23.1%
% of Net Revenue	56.1%	50.7%	530	bps	46.8%	31.9%	1490	bps	52.0%	42.5%	950	bps
EBIT	(9.3)	1.4	n.s.		(1.5)	7.0	-120.8%		(10.8)	8.4	n.s.
EBIT Margin	-9.3%	1.4%	-1070	bps	-1.9%	9.1%	-1100	bps	-6.1%	4.7%	-1080	bps
EBITDA	0.7	10.7	-93.7%		7.7	11.5	-33.4%		8.3	22.3	-62.5%
EBITDA Margin	0.7%	10.8%	-1010	bps	9.9%	14.9%	-500	bps	4.7%	12.6%	-790	bps

HILA-ex Beer
HILA-ex beer operations recorded EBITDA of R$0.7 million (-93.7%). The drop observed in the operation’s result was generated by the combination of (i) the profitability drop of the Central American operation, as a consequence of the levy of taxes suspended during the first half of 2004 and rough competition in markets of this region; and (ii) marketing expenses referring to the roll out of the Brahma launch in Equator and to the effective launch of Brahma in Peru. Despite the lower EBITDA of HILA-ex beer operations, AmBev continues very committed to its expansion project in markets in Northern Latin America. The Brahma brand (or Brahva in Central America) performance is quite promising. During 2Q05 Brahma had a record market share in Venezuela, reaching 14.5% in June. In Ecuador, the roll out of the brand launch caused an 81.1% volume growth in 2Q05. In Lima, the pilot market for the pre-launch of Brahma in Peru, the share in supermarkets reached over 50% in the first month, indicating a significant willingness for product trial. As to the more competitive scenario in Central American markets, the Company trusts in the merits of its long-term strategy, focused on brand construction and excellence in points of sales. AmBev maintains its bet on these markets, convinced that they will generate positive returns to the Company’s investments.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

HILA-ex Soft Drinks

EBITDA from HILA-ex soft drinks operations totaled R$7.7 million (-33.4%). The drop in the result reached is explained (i) by lower sales volumes (-14.7%), consequence of a significant retraction in both markets where the Company operates (Peru and Dominican Republic); and (ii) by higher direct distribution costs, consequence of the opening of new distribution centers in Peru and the strengthening of operations in the Dominican Republic. In spite of the decrease in the profit generated compared to 2Q04, the Company is satisfied with the development of solid distribution platforms for the entry into these countries’ beer market.

North America

Labatt, AmBev’s operation in North America, delivered solid performance in 2Q05, reaching EBITDA of R$384.1 million.

North America Results R$ million	2Q05

Volume (‘000 hl)	3,095
Domestic Volume	2,530
Exports Volume	566
Net Revenues	1,096.5
Net Revenues/hl	354.2
COGS	(360.3)
COGS/hl	(116.4)
Gross Profit	736.2
Gross Margin	67.1%
SG&A	(403.7)
% of Net Sales	-36.8%
EBIT	332.5
EBIT Margin	30.3%
EBITDA	384.1
EBITDA Margin	35.0%

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

For comparison purposes, AmBev has provided  a set of unaudited proforma information referring to 2Q04 results. The Company’s performance evolution, measured in Canadian dollars (CAD$), is presented in the table below. For reference purposes, the Canadian dollar quote on June 30, 2005 was R$1.92/CAD$ (June 30, 2004: R$2.33/CAD$). The average quote for 2Q05 was R$1.99/CAD$ (2Q04: R$2.24/CAD$). It is worth pointing out, however, that due to the monthly consolidation of Labatt results, one may not assume that the conversion of Canadian dollar amounts into reais is possible by means of these quotes.

North America Results CAD$ million	2Q05	2Q04	% Chg.

Volume (‘000 hl)	3,095	3,237	-4.4%
Domestic Volume	2,530	2,601	-2.7%
Exports Volume	566	636	-11.1%
Net Revenues	564.5	579.8	-2.6%
Net Revenues/hl	182.4	179.1	1.8%
Domestic Net Revenues	531.3	537.5	-1.2%
Exports Net Revenues	33.2	42.3	-21.5%
COGS	(185.3)	(200.7)	-7.7%
COGS/hl	(59.9)	(62.0)	-3.5%
Gross Profit	379.2	379.1	0.0%
Gross Margin	67.2%	65.4%	180	bps
SG&A	(207.6)	(224.1)	-7.3%
% of Net Sales	-36.8%	-38.6%	190	bps
EBIT	171.6	155.1	10.7%
EBIT Margin	30.4%	26.7%	370	bps
EBITDA	198.2	180.8	9.6%
EBITDA Margin	35.1%	31.2%	390	bps

Note: Results consolidated starting August 27th, 2004.
2004 results not audited.

Net Revenues

Labatt net revenues reached CAD$564.5 million (-2.6%). This reduction is explained by a 4.4% decrease in sales volumes, resulting from a 2.7% drop in domestic market volumes and an 11.1% fall in export volumes. Lower volumes in the domestic market reflect the loss of approximately one percentage point of market share, primarily due to increased competition in the discount segment, in particular in Ontario.  The drop in export volumes was due to the expiration of a co-packing agreement for products exported to the USA.  Beer sales to the USA from Canada, showed growth in  2Q05 despite a weak US beer market.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

The decrease in sales volumes was partially offset by a 1.8% growth in Labatt’s average revenues per hectoliter. The change in net revenues per hectoliter resulted from the combination of (i) the 1.6% increase in revenues per hectoliter of domestic sales (2Q05: CAD$210.0; 2Q04: CAD$206.7); (ii) the higher participation of the domestic segment in the sales mix (2Q05: 81.7%; 2Q04: 80.3%); (iii) the expiration of the co-packing agreement and (iv) the effect of the Canadian dollar appreciation against the US dollar.

The decrease in Labatt net revenues reflects the challenge faced by AmBev in North America, particularly in the discount segment. It is important to mention, however, that the Company had already foreseen such difficulties when the business combination between AmBev and InBev occurred. AmBev is confident in the merits of its long-term strategy and its results-driven culture as an important means to driving growth in Canada.

COGS

Labatt COGS totaled CAD$185.3 million (-7.7%). The reduction in COGS per hl of 3.5% (2Q05: CAD$59.9; 2Q04: CAD$62.0) was due to (i) ongoing efficiency improvements within the brewery network (ii) improved capacity utilization with the closure of one brewery (iii) procurement programs including favorable pricing on raw materials such as barley and corn as well as packaged material such as glass, cartons and labels and (iv) favorable foreign exchange rates on materials purchased in USD.

Gross profit

Gross profit amounted to CAD$379.2 million (+0.0%); gross margin expanded by 180 basis points to 67.2%.

SG&A

SG&A expenses totaled CAD$207.6 million (-7.3%). Similar to 1Q05, the decrease in SG&A expenses reflect the expense reduction program that has been put into practice in Labatt since its merger into AmBev. Zero Based Budgeting has been well accepted by the Canadian team.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

EBIT and EBITDA

Labatt EBIT reached CAD$171.6 million (+10.7%). EBIT margin increased by 370 basis points, standing at 30.4%.

Labatt EBITDA totaled CAD$198.2 million (+9.6%). EBITDA margin was 35.1%, an increase of 390 basis points.

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements. The section below presents results consolidated on an aggregated basis. For detailed analysis on each operation refer to the section Operational Performance by Business Unit.

Net Revenues

AmBev’s net revenues reached R$3,704.3 million (+69.8%). The table below shows details on net revenues by business unit, as well as the respective variations.

	2Q05		2Q04

Net Revenues	R$ million	% Total	R$ million	% Total	% Change

Brazil	2,198.3	59.3%	1,785.5	81.8%	23.1%
Beer Brazil	1,777.6	48.0%	1,425.9	65.4%	24.7%
CSD & Nanc Brazil	375.5	10.1%	315.4	14.5%	19.1%
Malt and By-products	45.1	1.2%	44.2	2.0%	2.1%
HILA	409.5	11.1%	396.3	18.2%	3.3%
Quinsa	231.8	6.3%	219.5	10.1%	5.6%
Beer	169.1	4.6%	164.9	7.6%	2.6%
Soft drinks	62.6	1.7%	54.5	2.5%	14.8%
HILA-ex	177.7	4.8%	176.8	8.1%	0.5%
Beer	100.2	2.7%	99.4	4.6%	0.8%
Soft drinks	77.6	2.1%	77.4	3.5%	0.1%
North America	1,096.5	29.6%	—	—	—

Consolidated	3,704.3	100.0%	2,181.7	100.0%	69.8%

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
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01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Brazil

Operations in Brazil accounted for 59.3% of AmBev’s consolidated net revenues, totaling R$2,198.3 million (+23.1%). Beer Brazil contributed with R$1,777.6 million (+24.7%), whereas the CSD & Nanc business reached net revenues of R$375.5 million (+19.1%); Malt and By-Products sales operation generated net revenues of R$45.1 million (+2.1%).

Hispanic Latin America – HILA

The Hispanic Latin America business unit, referred to as HILA, accounted for 11.1% of the Company’s consolidated net revenues, totaling R$409.5 million (+3.3%). AmBev’s 55.2% average stake in Quinsa contributed with R$231.8 million (+5.6%), while the Company’s operations in Northern Latin America (HILA-ex) recorded net revenues of R$177.7 million (+0.5%).

North America

AmBev’s operation in North America, through Labatt Brewing Company Limited (Labatt), represented 29.6% of consolidated net revenues, totaling R$1,096.5 million.

Cost of Goods Sold (COGS)

AmBev recorded R$1,358.1 million in COGS (+45.5%).

Brazil

COGS of Brazilian operations totaled R$795.8 million (+8.5%), representing 58.6% of AmBev’s consolidated COGS. Beer operation recorded COGS of R$577.0 million (+8.5%); CSD & Nanc business totaled R$197.4 million (+9.6%), and the Malt and By-Products sales operation reached R$21.3 million (-1.1%).

Hispanic Latin America – HILA

COGS for HILA business unit represented 14.9% of consolidated COGS, amounting to R$202.1 million (+0.9%). AmBev’s 55.2% stake in Quinsa recorded COGS of R$106.0 million (-0.9%), whereas the Company’s operations in HILA-ex totaled R$96.1 million (+3.0%).

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

North America

COGS recorded for Labatt represented 26.3% of AmBev’s consolidated COGS, totaling R$360.3 million.

Gross Profit

The table below presents the gross profit breakdown by business unit, as well as the respective margins and variations.

	2Q05			2Q04

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,402.6	59.8%	63.8%	1,052.1	84.3%	58.9%	33.3%
Beer Brazil	1,200.6	51.2%	67.5%	894.2	71.6%	62.7%	34.3%
CSD & Nanc Brazil	178.1	7.6%	47.4%	135.2	10.8%	42.9%	31.7%
Malt and By-products	23.8	1.0%	52.7%	22.7	1.8%	51.2%	5.1%
HILA	207.4	8.8%	50.7%	196.0	15.7%	49.5%	5.8%
Quinsa	125.8	5.4%	54.3%	112.5	9.0%	51.3%	11.8%
Beer	106.5	4.5%	63.0%	95.3	7.6%	57.8%	11.8%
Soft drinks	19.3	0.8%	30.7%	17.2	1.4%	31.5%	11.9%
HILA-ex	81.7	3.5%	45.9%	83.5	6.7%	47.2%	-2.2%
Beer	46.8	2.0%	46.8%	51.8	4.1%	52.1%	-9.5%
Soft drinks	34.8	1.5%	44.9%	31.7	2.5%	41.0%	9.7%
North America	736.2	31.4%	67.1%	—	—	—	—

Consolidated	2,346.2	100.0%	63.3%	1,248.1	100.0%	57.2%	88.0%

Selling, General and Administrative Expenses (SG&A)

AmBev’s SG&A expenses totaled R$1,185.5 million (+65.2%).

Brazil

SG&A expenses in Brazil amounted to R$622.0 million (+7.3%), accounting for 52.5% of AmBev’s consolidated SG&A expenses. Beer business accumulated SG&A expenses of R$529.2 million (+6.6%), CSD & Nanc segment, R$92.0 million (+12.1%), and Malt and By-Products sales, R$0.8 million (-1.0%).

SG&A expenses for beer operation were composed of (i) R$172.7 million in sales & marketing (-5.7%); (ii) R$165.6 million in direct distribution (+16.6%); (iii) R$102.3 million in administrative expenses (+12.1%); and (iv) R$88.5 million in depreciation & amortization (+10.6%).

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

SG&A expenses for CSD & Nanc business were composed of (i) R$21.2 million in sales & marketing (+8.3%); (ii) R$38.3 million in direct distribution (+18.6%); (iii) R$4.0 million in administrative expenses (+21.4%); and (iv) R$28.6 million in depreciation & amortization (+6.2%).

Hispanic Latin America – HILA

SG&A expenses for HILA business accounted for 13.5% of consolidated SG&A expenses, accumulating R$159.8 million (+15.8%). AmBev’s average stake of 55.2% in Quinsa recorded SG&A expenses of R$67.3 million (+7.1%), while the Company’s operations in the northern Latin America recorded R$92.5 million (+23.1%).

North America

SG&A recorded in Labatt accounted for 34.1% of AmBev’s consolidated SG&A, amounting to R$403.7 million.

EBIT and EBITDA

The tables below show the breakdown of EBIT and EBITDA by business unit, as well as respective margins and variation rates. We point out a 460 basis point increase in the consolidated EBITDA margin.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

	2Q05			2Q04

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	780.5	67.3%	35.5%	472.6	89.1%	26.5%	65.1%
Beer Brazil	671.5	57.9%	37.8%	397.6	74.9%	27.9%	68.9%
CSD & Nanc Brazil	86.1	7.4%	22.9%	53.2	10.0%	16.9%	61.9%
Malt and By-products	23.0	2.0%	50.9%	21.8	4.1%	49.4%	5.3%
HILA	47.6	4.1%	11.6%	58.0	10.9%	14.6%	-17.9%
Quinsa	58.4	5.0%	25.2%	49.6	9.4%	22.6%	17.8%
Beer	55.6	4.8%	32.9%	48.2	9.1%	29.2%	15.5%
Soft drinks	2.8	0.2%	4.5%	1.5	0.3%	2.7%	93.0%
HILA-ex	(10.8)	-0.9%	-6.1%	8.4	1.6%	4.7%	n.m.
Beer	(9.3)	-0.8%	-9.3%	1.4	0.3%	1.4%	n.m.
Soft drinks	(1.5)	-0.1%	-1.9%	7.0	1.3%	9.1%	n.m.
North America	332.5	28.6%	30.3%	—	—	—	—

Consolidated	1,160.7	100.0%	31.3%	530.6	100.0%	24.3%	118.7%

	2Q05			2Q04

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	942.9	66.5%	42.9%	635.4	86.4%	35.6%	48.4%
Beer Brazil	798.6	56.3%	44.9%	524.8	71.4%	36.8%	52.2%
CSD & Nanc Brazil	121.3	8.6%	32.3%	88.7	12.1%	28.1%	36.8%
Malt and By-products	23.0	1.6%	50.9%	21.8	3.0%	49.4%	5.3%
HILA	91.2	6.4%	22.3%	99.8	13.6%	25.2%	-8.6%
Quinsa	82.8	5.8%	35.7%	77.5	10.5%	35.3%	6.8%
Beer	75.6	5.3%	44.7%	71.3	9.7%	43.3%	5.9%
Soft drinks	7.3	0.5%	11.6%	6.2	0.8%	11.3%	17.8%
HILA-ex	8.3	0.6%	4.7%	22.3	3.0%	12.6%	-62.5%
Beer	0.7	0.0%	0.7%	10.7	1.5%	10.8%	-93.7%
Soft drinks	7.7	0.5%	9.9%	11.5	1.6%	14.9%	-33.4%
North America	384.1	27.1%	35.0%	—	—	—	—

Consolidated	1,418.2	100.0%	38.3%	735.1	100.0%	33.7%	92.9%

Provisions for Contingencies

Provisions for contingencies presented a positive result of R$4.3 million. The main components of this total were a provision for labor contingencies of R$89.8 million, which was more than offset by reversions of R$67.3 million, related to extemporaneous credits of ICMS/IPI, and of R$18.5 million, related to legal disputes with distributors.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Other Operating Income/Expenses

Net result of other operating income and expenses was a loss of R$182.0 million. The most significant entries under other operating income and expenses were the following:

-	Goodwill amortization expenses generated in the Labatt Brewing Company Limited transaction: R$196.7 million.

-	Goodwill amortization expenses related to transactions done by Labatt prior to the merger into AmBev: R$71.9 million

-	Gains with exchange variation of investment in Labatt Canada: R$242.7 million

-	Losses related to exchange variation of investments abroad: R$160.9 million

-	Goodwill amortization expenses related to Latin American transactions (including Brazil): R$74.4 million.

-	Gains by equity addition related to tax incentives in Brazil: R$39.2 million.

-	Exchange variation gains in Labatt Canada’s results: R$14.8 million.

Financial Result

The financial result for 2Q05 was a loss of R$251.0 million. The table below shows the breakdown of main lines composing this amount:

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Breakdown of Net Financial Result R$ 000	2Q05	2Q04

Financial income
Financial income on cash and cash equivalents	19,934	53,382
Foreign exchange gains (losses) on assets	(30,129)	29,247
Net gains from derivative instruments	—	220,476
Interest on taxes, contributions and judicial deposits	(1,446)	7,383
Other	8,756	19,761

Total	(2,885)	330,249
Financial expense
Interest expense on local currency debt	33,370	31,313
Interest expense on foreign currency debt	129,637	114,345
Foreign exchange gains (losses) on debt	(366,747)	254,586
Net losses from derivative instruments	388,858	91,527
Taxes on financial transactions	31,287	27,029
Interest on contingencies and other	14,113	11,377
Other	17,584	1,379

Total	248,102	531,556
Net Financial Result	(250,987)	(201,307)

The Company emphasizes that according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations should be recorded on an accrual basis of accounting; assets referring to the same types of operations should be recorded in the lowest value between the market value and the accrual basis of accounting.

The Company’s total debt dropped R$1,300.7 million when compared to 1Q05, while its cash and cash equivalents increased R$21.0 million. Consequently, a reduction of R$1,321.7 million in AmBev’s net debt was recorded. The Company estimates that taking into account Labatt’s results in 2004, the ratio between its net debt and EBITDA accumulated over the past 12 months is 1.1x.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

The table below details the profile of AmBev’s consolidated debt:

Debt Breakdown R$ 000	Short Term	Long Term	Total

Local Currency	442.4	481.3	923.7
Foreign Currency	2,652.1	3,498.3	6,150.5

Consolidated Debt	3,094.5	3,979.6	7,074.1
Cash and Equivalents			1,110.2
Net Debt			5,964.0

It is worth mentioning that the Company held on June 30, 2005, a balance of R$635.3 million in unrealized losses on derivatives, recorded in Current Liabilities.

Non-Operating Income and Expenses

Net results from non-operating income and expenses were a gain of R$9.5 million. Major factors for this result were a loss of R$10.2 million of equity in investments, more than offset by a gain of R$19.4 million related to Labatt.

Income and Social Contribution Taxes

The provision for income and social contribution taxes was R$410.1 million, representing an effective rate of 57.3%. The table below shows the conciliation for income and social contribution taxes provision.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Income Tax and Social Contribution R$ million

Net income before taxes and profit sharing	741.8
Provision for Profit Sharing & Bonuses	(26.5)
Net income before income tax, social contribution and minorities	715.3
Income tax and social contribution at nominal tax rate (34%)	(243.2)
Adjustments to effective rate:
Interest on own capital	—
Income from foreign non-taxable subsidiaries	(167.5)
Equity gains from subsidiaries	13.3
Amortization of non-deductible goodwill	(1.9)
Provision for income tax and social contribution from previous fiscal periods	12.6
Permanent additions/reductions and other	(23.4)
Total income taxes and social contribution	(410.1)
Effective income tax and social contribution rate	57.3%

Profit Sharing and Contributions

AmBev provisioned R$26.5 million related to the payment of employee profit sharing. The payment of bonus, however, will only occur if the Company reaches its 2005 corporate goals.

Minority Interest

Minority interest in AmBev’s subsidiaries recorded a R$50,000 gain.

Net Income

AmBev posted net income of R$305.2 million (+15.1%). Net earnings per share was R$4.65, a 35.6% decrease. Nevertheless, considering the net earnings per share of 2Q04 adjusted for the stock bonus held on 05/31/05, such drop is of 22.7%. Moreover, considering earnings per share adjusted for the stock bonus and excluding goodwill amortization, such growth is of 27.8%.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Shareholding Structure

The table below shows the breakdown of Ambev’s shareholding structure on June 30, 2005.

AmBev Shareholding Structure June 30, 2005

	Common	% Outs	Preferred	% Outs	TOTAL	% Outs

InBev Holding Brasil S.A.	25,175,834,643	72.98%	11,398,181,319	36.62%	36,574,015,962	55.73%
FAHZ	4,656,012,173	13.50%	444,332,513	1.43%	5,100,344,686	7.77%
Free Float	4,665,054,652	13.52%	19,284,070,445	61.95%	23,949,125,097	36.49%

Outstanding	34,496,901,468	100.00%	31,126,584,277	100.00%	65,623,485,745	100.00%
Treasury	2,521,463	0.01%	250,066,575	0.80%	252,588,038	0.38%
TOTAL	34,499,422,931	100.01%	31,376,650,852	100.80%	65,876,073,783	100.38%

Free Float Bovespa	3,151,079,452	9.13%	11,922,331,045	38.30%	15,073,410,497	22.97%
Free Float NYSE	1,513,975,200	4.39%	7,361,739,400	23.65%	8,875,714,600	13.53%

Audit Fees

In accordance with CVM instruction 381, AmBev informs that our auditors Deloitte Touche Tomahatsu Auditores Independentes rendered services other than external auditing related to the financial statements of AmBev and some of its affiliates. We inform that the fees paid for those services are higher than 5% of the total amount paid as external audit fees. AmBev and its auditors believe that such payment does not affect the auditors’ independency.

RECENT FACTS

Ownership increase in QIB
On August 4, 2005, AmBev announced that Quilmes Industrial (Quinsa) S.A. (“Quinsa”) had agreed to purchase from Beverage Associates (BAC) Corp. (“BAC”) the 5.32% equity interest that BAC held in Quinsa’s subsidiary, Quilmes International (Bermuda) Ltd (“QIB”). The purchase price for the QIB shares will be determined pursuant to a formula that calculates the value of QIB based on QIB’s audited financial statements for the year ended December 31, 2005. Under this formula, QIB will be valued at 6 times QIB’s EBITDA for 2005 less QIB’s net debt as of the end of 2005. The estimated purchase price is $110 million.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

Upon completion of this transaction, AmBev will own directly and through Quinsa 58.7% of QIB.

In addition, BAC and AmBev have agreed to implement the following changes in connection with the consideration that AmBev will pay BAC in the event that Quinsa’s Class A shares owned by BAC are exchanged into shares of AmBev: (i) BAC’s stake in Quinsa will be calculated as if all shares of Quinsa that belong to persons other than AmBev or BAC had been repurchased by Quinsa prior to the exercise of the put/call option; Quinsa’s Net Debt considered in the put/call option formula will then be adjusted to reflect such hypothetical repurchase; and (ii) AmBev will pay BAC an additional consideration in cash equal to QIB’s 2005 EBITDA multiplied by 0.0638544.

Merger of InBev Brasil into AmBev

The Extraordinary Shareholders Meeting of July 28, 2005 approved the merger of InBev Holding Brasil S.A. (“InBev Brasil”) into AmBev.

InBev Brasil’s merger is part of a process to streamline the corporate structure of InBev S.A. (“InBev”), and shall result in financial benefits to all AmBev shareholders. After the merger, the goodwill recorded by InBev Brasil, originated from (i) the contribution of Labatt Brewing Canada Holding Ltd. shares on August 27, 2004; and (ii) the acquisition of shares in AmBev under the mandatory public offering, whose auction was held on March 29, 2005, will be amortized by AmBev in up to 10 years, according to the Brazilian tax legislation. The goodwill existing in InBev Brasil totals R$8.5 billion.

Under Instruction 319 of the Brazilian Securities and Exchange Commission (“CVM”), the tax benefit in connection to the goodwill amortization in InBev Brasil will be capitalized into AmBev’s equity, for the benefit of InBev S.A., the shareholder of InBev Brasil, to the extent that AmBev takes such benefit. All AmBev’s shareholders have preemptive right to participate in the company’s capital increases whenever they take place. The subscription price will be determined at market value, as set by the Brazilian corporate legislation.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

For the benefit of all AmBev’s shareholders, InBev committed to capitalize, at the end of each year, 70% of the tax benefit resulting from the goodwill amortization. An amount equivalent to the remaining 30% non-capitalized tax benefit obtained will, whenever possible, be distributed to the AmBev shareholders as dividends or interest on net equity.

InBev’s plan to purchase shares

On June 14, 2005, AmBev informed the market that InBev S.A. announced it would increase its interest in AmBev’s capital through the purchase of registered preferred shares up to the amount of €500 million. The share acquisition shall occur within 12 months from that date.

Common share bonus

On May 31, 2005, AmBev’s Board of Directors approved the distribution of a stock bonus in the proportion of one (1) common share for each five (5) common or preferred shares in the Company. The bonus aimed to maintain the common shares liquidity.

CBB’s merger into AmBev

On May 31, 2005, the Extraordinary Shareholders’ Meeting approved the merger of Companhia Brasileira de Bebidas (“CBB”) into AmBev valued at book. CBB’s merger is part of a process to streamline AmBev’s corporate structure, and shall result in financial benefits for its shareholders.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

05.01 – COMPANY’S PERFORMANCE IN THE QUARTER

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Malt and By-products

	2Q05	2Q04%		2Q05	2Q04%		2Q05	2Q04%

Volumes (000 hl)	13,889	12,148	14.3%	4,500	4,087	10.1%
R$ million
Net Sales	1,777.6	1,425.9	24.7%	375.5	315.4	19.1%	45.1	44.2	2.1%
COGS	(577.0)	(531.7)	8.5%	(197.4)	(180.2)	9.6%	(21.3)	(21.6)	-1.1%
Gross Profit	1,200.6	894.2	34.3%	178.1	135.2	31.7%	23.8	22.7	5.1%
SG&A	(529.2)	(496.6)	6.6%	(92.0)	(82.1)	12.1%	(0.8)	(0.8)	-1.0%
EBIT	671.5	397.6	68.9%	86.1	53.2	61.9%	23.0	21.8	5.3%
Depr. & Amort.	(127.1)	(127.2)	-0.1%	(35.3)	(35.5)	-0.7%	0.0	0.0	n.m.
EBITDA	798.6	524.8	52.2%	121.3	88.7	36.8%	23.0	21.8	5.3%
% of Total EBITDA	56.3%	71.4%		8.6%	12.1%		1.6%	3.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-32.5%	-37.3%		-52.6%	-57.1%		-47.3%	-48.8%
Gross Profit	67.5%	62.7%		47.4%	42.9%		52.7%	51.2%
SG&A	-29.8%	-34.8%		-24.5%	-26.0%		-1.8%	-1.8%
EBIT	37.8%	27.9%		22.9%	16.9%		50.9%	49.4%
Depr. & Amort.	-7.1%	-8.9%		-9.4%	-11.3%		0.0%	0.0%
EBITDA	44.9%	36.8%		32.3%	28.1%		50.9%	49.4%
Per Hectoliter (R$/hl)
Net Sales	128.0	117.4	9.0%	83.5	77.2	8.2%
COGS	(41.5)	(43.8)	-5.1%	(43.9)	(44.1)	-0.5%
Gross Profit	86.4	73.6	17.4%	39.6	33.1	19.6%
SG&A	(38.1)	(40.9)	-6.8%	(20.5)	(20.1)	1.9%
EBIT	48.3	32.7	47.7%	19.1	13.0	47.0%
Depr. & Amort.	(9.1)	(10.5)	-12.6%	(7.8)	(8.7)	-9.8%
EBITDA	57.5	43.2	33.1%	27.0	21.7	24.3%

	AmBev Brazil			HILA Operations (2)			North America Operations (3)

	Total AmBev Brazil (1)

	2Q05	2Q04%		2Q05	2Q04%		2Q05	2Q04%

Volumes (000 hl)	18,389	16,235	13.3%	6,208	5,566	11.5%	3,095	n.d.	n.d.
R$ million
Net Sales	2,198.3	1,785.5	23.1%	409.5	396.3	3.3%	1,096.5	n.d.	n.d.
COGS	(795.8)	(733.4)	8.5%	(202.1)	(200.2)	0.9%	(360.3)	n.d.	n.d.
Gross Profit	1,402.6	1,052.1	33.3%	207.4	196.0	5.8%	736.2	n.d.	n.d.
SG&A	(622.0)	(579.5)	7.3%	(159.8)	(138.0)	15.8%	(403.7)	n.d.	n.d.
EBIT	780.5	472.6	65.1%	47.6	58.0	-17.9%	332.5	n.d.	n.d.
Depr. & Amort.	(162.4)	(162.7)	-0.2%	(43.5)	(41.8)	4.2%	(51.7)	n.d.	n.d.
EBITDA	942.9	635.4	48.4%	91.2	99.8	-8.6%	384.1	n.d.	n.d.
% of Total EBITDA	66.5%	86.4%		6.4%	13.6%		27.1%	n.d.
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	n.d.
COGS	-36.2%	-41.1%		-49.3%	-50.5%		-32.9%	n.d.
Gross Profit	63.8%	58.9%		50.7%	49.5%		67.1%	n.d.
SG&A	-28.3%	-32.5%		-39.0%	-34.8%		-36.8%	n.d.
EBIT	35.5%	26.5%		11.6%	14.6%		30.3%	n.d.
Depr. & Amort.	-7.4%	-9.1%		-10.6%	-10.5%		-4.7%	n.d.
EBITDA	42.9%	35.6%		22.3%	25.2%		35.0%	n.d.
Per Hectoliter (R$/hl)
Net Sales	119.5	110.0	8.7%	99.7	111.5	-10.6%	354.2	n.d.	n.d.
COGS	(43.3)	(45.2)	-4.2%	(49.2)	(56.4)	-12.7%	(116.4)	n.d.	n.d.
Gross Profit	76.3	64.8	17.7%	50.5	55.2	-8.5%	237.8	n.d.	n.d.
SG&A	(33.8)	(35.7)	-5.2%	(38.9)	(38.8)	0.1%	(130.4)	n.d.	n.d.
EBIT	42.4	29.1	45.8%	11.6	16.3	-29.0%	107.4	n.d.	n.d.
Depr. & Amort.	(8.8)	(10.0)	-11.9%	(10.6)	(11.8)	-9.9%	(16.7)	n.d.	n.d.
EBITDA	51.3	39.1	31.0%	22.2	28.1	-21.0%	124.1	n.d.	n.d.

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Malt and By-products

	1H05	1H04%		1H05	1H04%		1H05	1H04%

Volumes (000 hl)	28,794	25,348	13.6%	9,255	8,722	6.1%
R$ million
Net Sales	3,693.0	2,959.4	24.8%	764.0	657.4	16.2%	65.7	77.1	-14.7%
COGS	(1,178.0)	(1,095.7)	7.5%	(406.7)	(385.7)	5.4%	(26.3)	(41.5)	-36.6%
Gross Profit	2,515.0	1,863.7	34.9%	357.2	271.6	31.5%	39.4	35.6	10.9%
SG&A	(1,037.9)	(956.1)	8.6%	(183.2)	(169.5)	8.0%	(1.6)	(1.5)	9.6%
EBIT	1,477.1	907.6	62.7%	174.1	102.1	70.5%	37.8	34.1	10.9%
Depr. & Amort.	(250.5)	(259.2)	-3.3%	(69.3)	(70.6)	-1.9%	0.0	0.0	n.m.
EBITDA	1,727.7	1,166.8	48.1%	243.4	172.7	40.9%	37.8	34.1	10.9%
% of Total EBITDA	60.2%	71.6%		8.5%	10.6%		1.3%	2.1%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.9%	-37.0%		-53.2%	-58.7%		-40.0%	-53.8%
Gross Profit	68.1%	63.0%		46.8%	41.3%		60.0%	46.2%
SG&A	-28.1%	-32.3%		-24.0%	-25.8%		-2.5%	-1.9%
EBIT	40.0%	30.7%		22.8%	15.5%		57.5%	44.2%
Depr. & Amort.	-6.8%	-8.8%		-9.1%	-10.7%		0.0%	0.0%
EBITDA	46.8%	39.4%		31.9%	26.3%		57.5%	44.2%
Per Hectoliter (R$/hl)
Net Sales	128.3	116.8	9.9%	82.5	75.4	9.5%
COGS	(40.9)	(43.2)	-5.4%	(43.9)	(44.2)	-0.6%
Gross Profit	87.3	73.5	18.8%	38.6	31.1	23.9%
SG&A	(36.0)	(37.7)	-4.4%	(19.8)	(19.4)	1.8%
EBIT	51.3	35.8	43.3%	18.8	11.7	60.7%
Depr. & Amort.	(8.7)	(10.2)	-14.9%	(7.5)	(8.1)	-7.5%
EBITDA	60.0	46.0	30.3%	26.3	19.8	32.8%

	AmBev Brazil			HILA Operations (2)			North America Operations (3)

	Total AmBev Brazil (1)

	1H05	1H04%		1H05	1H04%		1H05	1H04%

Volumes (000 hl)	38,049	34,070	11.7%	14,574	13,084	11.4%	5,137	n.d.	n.d.
R$ million
Net Sales	4,522.7	3,693.9	22.4%	959.2	858.4	11.8%	1,918.0	n.d.	n.d.
COGS	(1,611.0)	(1,522.9)	5.8%	(440.6)	(407.9)	8.0%	(651.7)	n.d.	n.d.
Gross Profit	2,911.7	2,170.9	34.1%	518.6	450.5	15.1%	1,266.2	n.d.	n.d.
SG&A	(1,222.7)	(1,127.1)	8.5%	(342.6)	(276.6)	23.9%	(785.2)	n.d.	n.d.
EBIT	1,689.0	1,043.8	61.8%	176.0	173.9	1.2%	481.0	n.d.	n.d.
Depr. & Amort.	(319.9)	(329.8)	-3.0%	(93.8)	(81.2)	15.5%	(110.3)	n.d.	n.d.
EBITDA	2,008.8	1,373.6	46.2%	269.8	255.1	5.7%	591.2	n.d.	n.d.
% of Total EBITDA	70.0%	84.3%		9.4%	15.7%		20.6%	n.d.
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	n.d.
COGS	-35.6%	-41.2%		-45.9%	-47.5%		-34.0%	n.d.
Gross Profit	64.4%	58.8%		54.1%	52.5%		66.0%	n.d.
SG&A	-27.0%	-30.5%		-35.7%	-32.2%		-40.9%	n.d.
EBIT	37.3%	28.3%		18.4%	20.3%		25.1%	n.d.
Depr. & Amort.	-7.1%	-8.9%		-9.8%	-9.5%		-5.7%	n.d.
EBITDA	44.4%	37.2%		28.1%	29.7%		30.8%	n.d.
Per Hectoliter (R$/hl)
Net Sales	118.9	108.4	9.6%	102.3	107.4	-4.7%	373.4	n.d.	n.d.
COGS	(42.3)	(44.7)	-5.3%	(47.0)	(51.0)	-7.9%	(126.9)	n.d.	n.d.
Gross Profit	76.5	63.7	20.1%	55.3	56.3	-1.8%	246.5	n.d.	n.d.
SG&A	(32.1)	(33.1)	-2.9%	(36.5)	(34.6)	5.7%	(152.9)	n.d.	n.d.
EBIT	44.4	30.6	44.9%	18.8	21.8	-13.7%	93.6	n.d.	n.d.
Depr. & Amort.	(8.4)	(9.7)	-13.2%	(10.0)	(10.2)	-1.5%	(21.5)	n.d.	n.d.
EBITDA	52.8	40.3	31.0%	28.8	31.9	-9.8%	115.1	n.d.	n.d.

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada), consolidated starting August 27th, 2004.
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 06/30/2005	4 - 03/31/2005

1	Total Assets	30,435,834	31,242,390
1.01	Current Assets	4,143,936	4,304,776
1.01.01	Available funds	897,078	831,457
1.01.01.01	Cash and cash equivalents	897,078	831,457
1.01.02	Credits	1,572,230	1,662,886
1.01.02.01	Short-term investments	213,075	257,703
1.01.02.02	Unrealized gain on derivative operations	0	0
1.01.02.03	Trade accounst receivable	923,041	986,017
1.01.02.04	Recoverable taxes	436,114	419,166
1.01.03	Inventories	1,178,789	1,248,209
1.01.03.01	Finished products	307,379	301,787
1.01.03.02	Work in progress	66,312	60,990
1.01.03.03	Raw materials	516,822	602,117
1.01.03.04	Production materials	174,675	186,002
1.01.03.05	Supplies and others	113,601	97,313
1.01.04	Other	495,839	562,224
1.01.04.01	Other assets	495,839	562,224
1.02	Long-term Receivables	3,337,982	3,494,725
1.02.01	Sundry Credits	2,628,635	2,775,494
1.02.01.01	Compulsory and judicial deposits and tax incentives	412,060	432,975
1.02.01.02	Advances to employees for purchase of shares	133,073	141,783
1.02.01.03	Deferred income and social contribution taxes	2,083,502	2,200,736
1.02.02	Accounts receivable from related parties	116	1,131
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	116	1,131
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	709,231	718,100
1.02.03.01	Property, plant and equipment for sale	110,465	110,015
1.02.03.02	Other assets	598,766	608,085
1.03	Permanent Assets	22,953,916	23,442,889
1.03.01	Investments	17,150,708	17,744,289
1.03.01.01	Interest in associated companies	3,652	3,679
1.03.01.02	Interest in subsidiaries	17,109,259	17,694,752
1.03.01.02.01	Goodwill/Negative goodwill (net)	17,109,259	17,694,752
1.03.01.03	Other investments	37,797	45,858
1.03.02	Property, machinery and equipment	5,222,938	5,398,340
1.03.03	Deferred charges	580,270	300,260

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)

1 - Code	2 - Description	3 – 06/30/2005	4 - 03/31/2005

2	Total liabilities and shareholders’ equity	30,435,834	31,242,390
2.01	Current liabilities	6,386,766	6,870,873
2.01.01	Loans and financings	3,094,546	3,843,943
2.01.02	Debentures	0	0
2.01.03	Suppliers	651,430	706,952
2.01.04	Taxes, charges and contributions	824,736	838,673
2.01.04.01	Income and social contribution taxes	199,323	231,762
2.01.04.02	Other taxes, charges and contributions	625,413	606,911
2.01.05	Dividends payable	244,701	232,667
2.01.05.01	Dividends payable	22,275	10,144
2.01.05.02	Provision for interest attributed to shareholders’ equity	222,426	222,523
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	1,571,353	1,248,638
2.01.08.01	Payroll, profit sharing and related charges	295,122	303,224
2.01.08.02	Losses on unrealized derivatives	635,331	222,204
2.01.08.03	Other liabilities	640,900	723,910
2.02	Long-term liabilities	6,523,044	7,254,733
2.02.01	Loans and financings	3,979,580	4,530,932
2.02.02	Debentures	0	0
2.02.03	Provisions	1,396,473	1,494,117
2.02.03.01	For contingencies	1,396,473	1,494,117
2.02.04	Accounts payable to related parties	0	0
2.02.05	Other	1,146,991	1,229,684
2.02.05.01	Sales tax deferrals	310,726	295,032
2.02.05.02	Other liabilities	836,265	934,652
2.03	Deferred income	149,946	0
2.04	Minority interest	174,934	208,912
2.05	Shareholders’ equity	17,201,144	16,907,872
2.05.01	Paid-in capital	5,691,369	4,742,804
2.05.02	Capital reserves	11,001,229	12,257,551
2.05.02.01	Advances for future capital increase	0	74,473
2.05.02.02	Premium on the placement of options to repurchase own shares	0	7,448
2.05.02.03	Goodwill on the issuance of shares	0	0
2.05.02.04	Premium on share subscription	10,572,486	12,141,887
2.05.02.05	Premium on disposal of treasury stock	33,743	33,743
2.05.02.06	Subsidy fot investment and tax incentives	395,000	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2005	4 - 12/31/2004

2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit Reserves	275.365	(20,455)
2.05.04.01	Legal	208.831	208,831
2.05.04.02	Statutory	224.992	224,992
2.05.04.02.01	For investments	224.992	224,992
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.05.01	Future capital increase	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(158.458)	(454,278)
2.05.04.07.01	Treasury shares	(158.458)	(454,278)
2.05.05	Accumulated profit / loss	233.181	(72,028)

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2005 to 06/30/2005	4 - 01/01/2005 to 06/30/2005	5 - 04/01/2004 to 06/30/2004	6 - 01/01/2004 to 06/30/2004

3.01	Gross sales and/or services	6,506,380	13,300,118	4,393,213	9,141,327
3.02	Gross sales deductions	(2,802,080)	(5,900,227)	(2,211,485)	(4,589,106)
3.03	Net sales and/or services	3,704,300	7,399,891	2,181,728	4,552,221
3.04	Cost of sales and/or services	(1,358,132)	(2,703,392)	(933,627)	(1,930,825)
3.05	Gross profit	2,346,168	4,696,499	1,248,101	2,621,396
3.06	Operating Expenses/Income	(1,613,823)	(3,495,755)	(917,594)	(1,854,139)
3.06.01	Selling	(820,626)	(1,631,504)	(465,828)	(915,780)
3.06.01.01	Marketing	(558,887)	(1,113,014)	(270,082)	(529,390)
3.06.01.02	Direct distribution	(261,739)	(518,490)	(195,746)	(386,390)
3.06.02	General and administrative	(360,620)	(745,537)	(271,426)	(537,106)
3.06.02.01	Administrative	(202,051)	(404,493)	(120,896)	(231,806)
3.06.02.02	Management fees	(5,955)	(7,020)	(6,681)	(13,290)
3.06.02.03	Depreciation, amortization and depletion	(156,886)	(307,490)	(124,065)	(242,773)
3.06.02.04	Provisions for contingencies	4,272	(26,534)	(19,784)	(49,237)
3.06.03	Financial	(250,987)	(526,180)	(201,307)	(417,120)
3.06.03.01	Financial income	(2,885)	39,946	330,249	443,097
3.06.03.02	Financial expenses	(248,102)	(566,126)	(531,556)	(860,217)
3.06.04	Other operating income	167,679	246,034	126,561	197,293
3.06.05	Other operating expenses	(349,696)	(839,248)	(106,818)	(181,748)
3.06.06	Equity in the results of subsidiaries	427	680	1,224	322
3.07	Operating income	732,345	1,200,744	330,507	767,257
3.08	Non-operating results	9,457	(167,002)	(26,179)	(42,467)
3.08.01	Income	12,854	22,747	12,962	42,555

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	6 - 01/01/2004 to 03/31/2004

3.08.02	Expenses	(3,397)	(189,749)	(39,141)	(85,022)
3.09	Income before taxes/profit sharing	741,802	1,033,742	304,328	724,790
3.10	Provision for income and social contribution taxes	(283,198)	(447,434)	(37,505)	(120,343)
3.11	Deferred income and social contribution taxes	(126,864)	(72,283)	25,644	29,532
3.12	Statutory profit sharing/contributions	(26,481)	(65,874)	(24,778)	(54,926)
3.12.01	Profit sharing	(26,481)	(65,874)	(24,778)	(54,926)
3.12.01.01	Employees	(21,175)	(61,530)	(20,148)	(44,856)
3.12.01.02	Management	(5,306)	(4,344)	(4,630)	(10,070)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(50)	1,307	(2,628)	(8,982)
3.15	Net income for the period	305,209	449,458	265,061	570,071
	SHARES OUTSTANDING EX-TREASURY (in thousands)	65,623,486	65,623,486	36,706,570	36,706,570
	EARNINGS PER SHARE	0.00465	0.00685	0.00722	0.01553
	LOSS PER SHARE

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

08.01 – CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER

     See Group 5 – Company’s Performance in the Quarter.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE -%	6 - AMBEV SHAREHOLDERS’ EQUITY -%
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CERVEJARIAS REUNIDAS SKOL CARACU S/A	33.719.311/0001-64	PRIVATE SUBSIDIARY	99.96	4.12
COMMERCIAL, MANUFACTURING AND OTHER		91		0

02	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.70	3.58
COMMERCIAL, MANUFACTURING AND OTHER		602,467,646		10,000

03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.01
COMMERCIAL, MANUFACTURING AND OTHER		6,510		6,510

04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	2.76
COMMERCIAL, MANUFACTURING AND OTHER		1		1

05	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	100.00	82.41
COMMERCIAL, MANUFACTURING AND OTHER		1,000,017		1,000,017

06	MALTERIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.56
COMMERCIAL, MANUFACTURING AND OTHER		1,439,747		0

07	EAGLE DISTRIBUIDORA DE BEBIDAS S/A	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	13.78
COMMERCIAL, MANUFACTURING AND OTHER		278		0

08	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.33	1.26
COMMERCIAL, MANUFACTURING AND OTHER		13,641		0

09	CERVEJARIA MIRANDA CORRÊA S/A	04.559.431/0001-43	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, MANUFACTURING AND OTHER		37		0

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE -%	6 - AMBEV SHAREHOLDERS’ EQUITY -%
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	99.65	1.03
COMMERCIAL, MANUFACTURING AND OTHER		765,961		0

11	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.17
COMMERCIAL, MANUFACTURING AND OTHER		480,000		0

12	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06
COMMERCIAL, MANUFACTURING AND OTHER		31,595		0

13	PEPSI COLA ENGARRAFADORA LTDA.	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.39
COMMERCIAL, MANUFACTURING AND OTHER		77,084		0

14	ANEP - ANTARCTICA EMPREEND. E PARTICIP.	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	2.20
COMMERCIAL, MANUFACTURING AND OTHER		669,019		0

15	FRATELLI VITA BEBIDAS LTDA.	73.626.293/0001-90	PRIVATE SUBSIDIARY	100.00	0.21
COMMERCIAL, MANUFACTURING AND OTHER		90,100		0

16	IND. DE BEBIDAS ANTARCTICA DO SUDESTE	55.962.385/0001-60	PRIVATE SUBSIDIARY	76.22	7.10
COMMERCIAL, MANUFACTURING AND OTHER		1,408,606		0

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS
For quarters ended June 30, 2005 and 2004

	In thousands of reais

	06.30.05	06.30.04

Operating activities
Net income for the quarter	305,209	265,061
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	257,553	204,485
Goodwill amortized, net of negative goodwill realized	333,975	70,552
Tax, labor and other contingencies	(4,272)	19,784
Financial charges on tax and fiscal contingencies	13,140	11,707
Reversal for losses on inventory and permanent assets	(19,254)	(2,177)
Financial charges and variations on the stock ownership plan	(3,031)	(13,483)
Financial charges and variations on taxes and contributions	3,119	(401)
Loss in the disposal of permanent assets	15,235	32,943
Exchange rate variation and charges on financings	(211,400)	395,476
Unrealized exchange rate variation and gains on financial assets	339,148	(27,172)
Increase (decrease) of deferred income and social contribution taxes	106,563	(25,644)
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	(179,789)	(65,889)
Minority interest	50	2,628
Equity accounting results	(427)	(1,224)
Loss of interest ownership in subsidiaries	857	19,433

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Decrease (increase) in assets
Trade accounts receivable	(10,424)	13,198
Taxes recoverable	(35,452)	(23,795)
Inventories	(12,496)	72,377
Deposits in court	(33,968)	(36,494)
Prepaid expenses	19,412	(28,009)
Other	4,565	38,915
Increase (decrease) in liabilities
Suppliers	(10,146)	(85,730)
Salaries, profit sharing and social charges	13,479	50,239
Income and social contribution taxes, and other taxes	42,920	(6,008)
Disbursements linked to contingency provision	(18,568)	(13,702)
Other	26,856	(38,184)

Cash generated by operating activities	942,854	828,886

Investment activities
Marketable securities, maturity over 90 days	22,137	(76,777)
Collateral securities and deposits	(1,748)	(2,348)
Acquisition of investments, net of acquired cash		(6,623)
Disposal of property, plant and equipment	12,521	5,289
Acquisition of property, plant and equipment	(340,598)	(229,026)
Expenditures on deferred charges	(15,296)	(28,801)
Share buyback by subsidiary	(17,285)	(23,748)

Cash used in investing activities	(340,269)	(362,034)

Financing activities
Financings
Issuance	1,552,362	973,859
Payment	(2,141,040)	(1,205,002)
Changes in the capital of minority shareholders	(328)	(8,256)
Advance for future capital increase (AFAC)	7,315	6,582
Share sale financing	684	29,718
Share buyback	(14,480)	(568,857)
Advances to employees for purchase of shares	74,373	—
Payment of dividends	(9,827)	(13,265)
Cash used in financing activities	(530,941)	(785,221)

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Exchange rate gains or losses on cash and cash equivalents	(6,023)	102
Increase (decrease) in cash and cash equivalents	65,621	(318,267)

Cash and cash equivalents at beginning of the quarter	831,457	1,347,499
Cash and cash equivalents at end of the quarter	897,078	1,029,232

Increase (decrease) in cash and cash equivalents	65,621	(318,267)

Additional information on cash flow
Payment of interest on loans	226,533	117,263
Payment of income and social contribution taxes on net profits	231,082	39,003

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Américas – AmBev and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed en Brazilian reais and prepared in acconrdance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

Our limited review was conducted with the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows, which is being presented in the interim financial statements to provide supplementary information on the Company, is not required in conformity with Brazilian accounting practices. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we have concluded that there are no material modifications that should be made for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07

17.01 – REPORT ON SPECIAL REVIEW – UNQUALIFIED

5.

The Company and consolidated balance sheets as of March 31, 2005 and consolidated statements of income for the quarter and six-month period ended June 30, 2004, for comparative purposes, were reviewed by us and our special review reports, dated April 20, 2005 and August 10, 2004, respectively, were unqualified.

6.

As mentioned in the explanatory note no. 1b related to the financial statements, on August 27, 2004, the Company’s shareholders approved, in an Extraordinary General Meeting, the conclusion of operations with InBev S.A. (“InBev”, former Interbrew S.A), announced on March 3, 2004. This transaction between the two companies has resulted in, among others, the incorporation of Labatt Brewing Canada Holding Ltd, wholly-owned subsidiary of InBev, by the Company.

São Paulo, August 10, 2005

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Independent Auditors	Engagement Partner

(A free translation of the original in Portuguese)	Unaudited

FEDERAL GOVERNMENT SERVICE	Brazilian Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2005
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

Group	Table	Description	Page

01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMPANY’S PERFORMANCE IN THE QUARTER	44
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	70
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	71
07	01	CONSOLIDATED STATEMENT OF INCOME	73
08	01	CONSOLIDATED PERFORMANCE OVERVIEW IN THE QUARTER	75
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	76
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	78
17	01	REPORT ON SPECIAL REVIEW – UNQUALIFIED	81
		CERVEJARIAS REUNIDAS SKOL CARACU S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.
		LABATT HOLDING APS
		MALTERIA PAMPA SA
		EAGLE DISTRIBUIDORA DE BEBIDAS S/A
		LAMBIC HOLDING
		CERVEJARIA MIRANDA CORRÊA S/A
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA.
		PEPSI COLA ENGARRAFADORA LTDA.
		ANEP - ANTARCTICA EMPREEND. E PARTICIP.
		FRATELLI VITA BEBIDAS LTDA.
		IND. DE BEBIDAS ANTARCTICA DO SUDESTE	/82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

	By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.